Exhibit 10.1

Execution Version

INVESTMENT AGREEMENT

DATED NOVEMBER 8, 2019

AMONG

SUNPOWER CORPORATION,

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.,

TIANJIN ZHONGHUAN SEMICONDUCTOR CO., LTD.

AND

TOTAL SOLAR INTL SAS

(solely for purposes of Sections 5.2, 6.1, 6.3, 6.4, 6.6, 6.8, 6.9(d), 6.10, 8.2(a) and Article IX)

SCHEDULES

Schedule 1.1(a)(i)	Knowledge of Parent and SpinCo
Schedule 1.1(a)(ii)	Knowledge of Investor
Schedule 1.1(b)	Required Foreign Antitrust Approvals
Schedule 2.5	Purchased Share Number Calculation
Schedule 5.1(c)(ii)	Form of Monthly Unaudited Report
Schedule 5.1(c)(iii)	Form of Quarterly Unaudited Report
Schedule 6.9(d)	Acceptable Financing Terms

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Schedule 6.8(a)(iii)(E)	Existing Competing Business
Schedule 7.2(o)	Alternative Working Capital Arrangements
Schedule 7.3(d)	Investor Representation Letter

EXHIBITS

Exhibit A	Separation Agreement
Exhibit B	Escrow Agreement
Exhibit C	Form of Amended and Restated Constitution of SpinCo
Exhibit D	Form of Brand Framework Agreement
Exhibit E	Form of Cross License Agreement
Exhibit F	Form of Employee Matters Agreement
Exhibit G	Form of Product Collaboration Agreement
Exhibit H	Form of Supply Agreement
Exhibit I	Form of Tax Matters Agreement
Exhibit J	Form of Transition Services Agreement
Exhibit K	Form of Shareholders Agreement
Exhibit L	Form of Registration Rights Agreement
Exhibit M	Form of Back-to-Back Agreement

iii

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT, dated November 8, 2019 (this “Agreement”), among SunPower Corporation, a Delaware corporation (“Parent”), Maxeon Solar Technologies, Pte. Ltd., a company incorporated under the Laws of Singapore and, as of the date hereof, a wholly owned subsidiary of Parent (“SpinCo”), Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“Investor” and, collectively with Parent and SpinCo, the “Parties”) and, solely for purposes of Sections 5.2, 6.1, 6.3, 6.4, 6.6, 6.8, 6.9(d), 6.10, 8.2(a) and Article IX (collectively, the “Total Provisions”), Total Solar INTL SAS, a French société par actions simplifiée (“Total”).

W I T N E S S E T H :

WHEREAS, pursuant to the terms of that certain Separation Agreement, dated as of the date hereof, between Parent and SpinCo and attached hereto as Exhibit A (as the foregoing may be amended from time to time in accordance with the terms hereof and thereof, the “Separation Agreement”), Parent intends to (a) separate into two separate, publicly traded companies, one for each of (i) the RemainCo Business (as defined in the Separation Agreement), which shall be owned and conducted, directly or indirectly, by Parent and its Subsidiaries (as defined herein) and (ii) the SpinCo Business (as defined in the Separation Agreement), which shall be owned and conducted, directly or indirectly, by SpinCo and the SpinCo Subsidiaries (as defined herein) (the “Separation”), and (b) following the Separation, (i) make a distribution, on a pro rata basis and in accordance with a distribution ratio to be determined by the Board of Directors of Parent in accordance with the Separation Agreement, to holders of Parent Shares (as defined in the Separation Agreement) on the Record Date (as defined in the Separation Agreement) of all the outstanding ordinary shares of SpinCo (the “SpinCo Shares”) owned by Parent (the “Distribution”) and (ii) prior to the Distribution, change SpinCo’s name to “Maxeon Solar Technologies, Ltd.”;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, SpinCo desires to issue and sell to Investor, and Investor desires to acquire and purchase from SpinCo, immediately following the Distribution, newly-issued SpinCo Shares, on the terms and subject to the conditions set forth in this Agreement (the “Investment”);

WHEREAS, for U.S. federal income tax purposes, the Distribution is intended to qualify as a transaction that is generally tax-free under Section 355 of the Code (as defined herein) to Parent’s stockholders (except with respect to cash received in lieu of fractional shares, if any);

WHEREAS, the Parties and, with respect to the Total Provisions, Total desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated herein and in the other Investment Transaction Agreements and the Separation Transaction Agreements and to prescribe the various conditions to the transactions contemplated herein and in the other Investment Transaction Agreements and the Separation Transaction Agreements;

WHEREAS, as a condition to TZS entering into this Agreement and making the Investment, the Parties have agreed in accordance with the terms of this Agreement that, immediately following the Distribution and concurrent with the Closing (as defined herein), SpinCo and Total (as a shareholder of SpinCo following the Distribution) will enter into a Shareholders Agreement with Investor (the “Shareholders Agreement”), in substantially the form attached as Exhibit K, and a Registration Rights Agreement with Investor (the “Registration Rights Agreement”), in substantially the form attached as Exhibit L; and

WHEREAS, concurrently with the execution of this Agreement, Parent and Investor have entered into an Escrow Agreement with the Escrow Agent (as defined herein), in the form attached as Exhibit B (the “Escrow Agreement”), pursuant to which, (a) within one Business Day after the date of this Agreement, (i) Investor will deposit, or cause to be deposited, into the Investor Escrow Account (as defined herein) an amount in cash equal to the Investor Termination Fee (as defined herein) (such amount, together with all interest accrued thereon, the “Investor Escrow Fund”) as collateral and security for payment of the same, and (ii) Parent will deposit, or cause to be deposited, into the Parent Escrow Account (as defined herein) an amount in cash equal to the Parent Termination Fee (as defined herein) (such amount, together with all interest accrued thereon, the “Parent Escrow Fund”) as collateral and security for payment of the same, and (b) in accordance with Section 2.3, Investor will deposit, or cause to be deposited, into the Purchase Price Escrow Account (as defined herein) an amount in cash equal to the Purchase Price less the Investor Escrow Fund (such amount, together with all interest accrued thereon, the “Purchase Price Escrow Fund”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties and, with respect to the Total Provisions, Total agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement have the meanings set forth in this Agreement or, when so indicated, in the applicable Separation Transaction Agreement. As used in this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary confidentiality provisions which are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreements; provided, that any such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with any party or having the effect of prohibiting Parent or SpinCo from satisfying their obligations under this Agreement.

“Acceptable Financing Terms” means the terms set forth on Schedule 6.9(d).

“Acquisition Agreement” has the meaning set forth in Section 6.14(d).

“Action” means any demand, action, claim, counterclaim, dispute, suit, countersuit, arbitration, hearing, inquiry, subpoena, proceeding, examination or investigation of any nature (whether criminal, civil, legislative, administrative, arbitral, regulatory, prosecutorial, appellate, at law or in equity, or otherwise) by or before any Governmental Authority or any arbitration or mediation tribunal.

“Additional Financing” has the meaning set forth in Section 6.9(c).

“Adjustment Amount” means the amount (expressed as a positive or negative number), calculated without duplication, equal to (a) the Cash Adjustment Amount (if any), minus (b) the Debt Adjustment Amount (if any).

“Administered Rules” has the meaning set forth in Section 9.10(a).

“Affiliate” means, when used with respect to a specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise; provided that, notwithstanding the foregoing, the definition of “Affiliate” when used with respect to Investor shall also include the TZS Group and when used with respect to Total shall also include the Total Group. It is expressly agreed that, prior to, at and after the Distribution Effective Time, for purposes of this Agreement, (a) no member of the SpinCo Group will be deemed to be an Affiliate of any member of the RemainCo Group (as defined in the Separation Agreement), (b) no member of the RemainCo Group will be deemed to be an Affiliate of any member of the SpinCo Group, (c) no member of the TZS Group will be deemed to be an Affiliate of any member of the SpinCo Group, and (d) no member of the SpinCo Group will be deemed to an Affiliate of and member of the TZS Group.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” means (a) any transaction involving a merger, consolidation, business combination, exchange or tender offer, binding share exchange, joint venture, dissolution, scheme of arrangement or similar transaction involving SpinCo or the SpinCo Business, (b) any transaction to acquire, in any manner, more than 20% of the shares or equity interests or other ownership interests or voting power of SpinCo, (c) any transaction to acquire in any manner (including the acquisition of stock in any Subsidiary of SpinCo), directly or indirectly, assets or businesses of SpinCo, its Subsidiaries or the SpinCo Business, constituting more than 20% of the consolidated assets of the SpinCo Business or to which more than 20% of the consolidated revenues or net income of the SpinCo Business are attributable, or (d) any transaction to acquire, in any manner (including any merger, consolidation, exchange or tender offer or similar transaction), more than 50% of the shares or equity interests or other ownership interests or voting power of Parent. For the avoidance of doubt, a transaction to acquire, in any manner, 50% or less than 50% of the shares or equity interests or other ownership interests or voting power of Parent shall not constitute an “Alternative Transaction.”

“Alternative Transaction Recommendation” has the meaning set forth in Section 6.14(d).

“Approved Modification” has the meaning set forth in Section 5.2(d).

“AUO Payment” means the payment obligation in respect of the acquisition of AUO SunPower Sdn. Bhd.

“AUO Payment Target” means $26,000,000.

“Available Cash” means cash, as defined under GAAP. For the avoidance of doubt, (i) Available Cash does not include cash classified as “Restricted Cash” under GAAP and (ii) to the extent any such cash of SpinCo or any of the SpinCo Subsidiaries is denominated in currencies other than the U.S. dollar, the U.S. dollar equivalent of the amount of such cash shall be used to calculate Available Cash for purposes of this Agreement, based on the applicable exchange rates published by Bloomberg on the Closing Date.

“Back-to-Back Agreement” means the agreement regarding the Hemlock Supply Agreements to be entered into between Parent and SpinCo in the form attached hereto as Exhibit M.

“Benefit Plans” means each material “employee benefit plan” (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, whether or not subject to ERISA), and each material pension, retirement, profit-sharing, savings, health, welfare, bonus, incentive, commission, stock option, restricted stock, equity or equity-based compensation, deferred compensation, severance, retention, accident, disability, employment, change of control, separation, consulting, vacation, paid time off, fringe benefit and each other material benefit or compensation plan, program, policy, agreement, contract or arrangement, in each case that is maintained, sponsored, contributed to or required to be contributed to by SpinCo or any of SpinCo Subsidiaries or under or with respect to which SpinCo or any of SpinCo Subsidiaries has any liability.

“Board of Directors” means, when used with respect to any specified Person, the board of directors or similar governing body of such specified Person.

“Brand Framework Agreement” means the Brand Framework Agreement to be entered into between Parent and SpinCo, in substantially the form attached hereto as Exhibit D.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by law to close in the City of New York, the PRC or Singapore.

“Cash Adjustment Amount” means the amount (expressed as a positive or negative number), calculated without duplication, equal to (a) the Closing Cash Amount, minus (b) the Target Cash Amount.

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash Amount” means the actual aggregate amount of Available Cash held by SpinCo and the SpinCo Subsidiaries immediately prior to the Closing.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Debt Amount” means the actual aggregate amount of Financial Indebtedness of SpinCo and the SpinCo Subsidiaries immediately prior to the Closing.

“Closing Statement” has the meaning set forth in Section 6.9(e)(ii).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means, collectively, the Licensed Intellectual Property and the Owned Intellectual Property.

“Company IT Systems” mean all information technology, computers, computer systems and communications systems owned, operated, leased or licensed by any member of the SpinCo Group.

“Company Voting Debt” has the meaning set forth in Section 4.2(b)(iii).

“Competing Businesses” has the meaning set forth in Section 6.8(a)(ii).

“Confidentiality Agreements” has the meaning set forth in Section 6.2.

“Contract” means any agreement, understanding, contract, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Cross License Agreement” means the Cross License Agreement to be entered into between Parent and SpinCo, in substantially the form attached hereto as Exhibit E.

“Debt Adjustment Amount” means the amount (expressed as a positive or negative number), calculated without duplication, equal to (a) the Closing Debt Amount, minus (b) the Target Debt Amount.

“Debt Financing” means a term loan facility of not less than $325,000,000 available to be drawn by SpinCo immediately after Closing on the best terms and conditions then available to SpinCo, which terms shall, in any event, be no less favorable to SpinCo than the Acceptable Financing Terms.

“Debt Financing Sources” means the Proposed Financing Source and each Person (other than Parent or SpinCo, but including each lender, agent and arranger) that has committed to provide or otherwise entered into agreements in connection with the Proposed Financing or other financings, including any Debt Financing and any Replacement Financing, in each case, with terms no less favorable to SpinCo than the Acceptable Financing Terms, in connection with the transactions contemplated by this Agreement, including any commitment letters, engagement letters, credit agreements, loan agreements, joinders or indentures pursuant to or relating thereto, together with each Affiliate thereof and each officer, director, employee, partner, trustee, controlling person, stockholder, advisor, attorney, agent and representative of each such Person or Affiliate and their respective successors and assigns.

“Debt Term Sheet” has the meaning set forth in Section 4.2(s)(i).

“Dispute” has the meaning set forth in Section 9.10(a).

“Distribution” has the meaning set forth in the Recitals.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Effective Time” means the time at which the Distribution is effective as determined by the Board of Directors of Parent in accordance with the Separation Agreement.

“Effective SpinCo 2018 Pro Forma Balance Sheet” means the pro forma combined balance sheet of the SpinCo Business at December 30, 2018 included in the Form 20-F, at the time when the Form 20-F (including any amendments thereof) is declared effective by the SEC.

“Employee Matters Agreement” means the Employee Matters Agreement to be entered into between Parent and SpinCo, in substantially the form attached hereto as Exhibit F.

“Employees” means any officer, director, employee (regular, temporary, part-time or otherwise), consultant, project worker, agent or individual independent contractor of SpinCo or any of the SpinCo Subsidiaries.

“Environmental Laws” has the meaning set forth in Section 4.2(j)(i).

“Environmental Liabilities” has the meaning set forth in Section 4.2(j)(ii).

“Escrow Agent” means The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch.

“Escrow Agreement” has the meaning set forth in the Recitals.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Expenses” means all out-of-pocket expenses (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, printers, experts and consultants to a Party, Total or each of their respective Affiliates) incurred by a Party or Total or on behalf of such Party or Total in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Separation Transaction Agreements and the transactions contemplated herein and under the Separation Transaction Agreements, including the preparation, printing, filing and mailing of the Form 20-F, and all fees or expenses charged by Persons providing the Debt Financing or the Additional Financing to SpinCo and any applicable members of the SpinCo Group, any interest expenses of the Debt Financing or the Additional Financing and any reasonable and documented out-of-pocket expenses of Parent (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, printers, experts and consultants to a Party and its Affiliates), SpinCo or any of their respective Subsidiaries, and all other matters related to the transactions contemplated herein and in the Separation Transaction Agreements.

“Final Adjustment Amount” means the Adjustment Amount set forth in the Final Statement.

“Final Statement” means the statement of the Closing Cash Amount, the Closing Debt Amount and the Adjustment Amount that is final and binding on SpinCo and Parent, as determined through agreement of SpinCo and Parent pursuant to Section 6.9(e)(ii) or through the action of the Independent Accounting Firm pursuant to the Section 6.9(e)(ii).

“Financial Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money (excluding the Debt Financing and the Additional Financing), (ii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iii) all obligations of such Person under currency, interest rate or other swaps and all hedging and other obligations of such Person under other derivative instruments, (iv) all obligations of such Person for the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business), (v) all indebtedness of others referred to in clauses (i) through (iv) guaranteed, directly or indirectly, in any manner by such Person, and (vi) all indebtedness referred to in clauses (i) through (iv) secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness, in each case, determined in accordance with GAAP.

“Foreign Antitrust Law” means the merger control, competition, antitrust or other applicable Law intended to prohibit violations of competition or antitrust Laws of any jurisdiction outside of the United States.

“Form 20-F” means the registration statement on Form 20-F (or other appropriate form) filed by SpinCo with the SEC to effect the registration of SpinCo Shares pursuant to Section 12(b) of the Exchange Act in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution.

“Form 20-F Effective Date” has the meaning set forth in Section 6.14(c).

“Fully Diluted SpinCo Shares” means the total number of SpinCo Shares outstanding immediately after giving effect to the Closing on a fully-diluted, as converted and as exercised basis, including all SpinCo Shares reserved in order to effectuate the conversion of equity awards pursuant to the Employee Matters Agreement, all SpinCo Shares reserved for issuance pursuant to future awards under SpinCo Equity Plans and any other outstanding securities of SpinCo convertible into or exchangeable or exercisable for shares of SpinCo Shares.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“General Waiver” has the meaning set forth in Section 6.6(a).

“Governmental Authority” means any nation or government, any state, provincial, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, national, state, provincial, local, domestic, foreign, supranational or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“IBC Business” has the meaning set forth in Section 6.8(a)(ii).

“Independent Accounting Firm” has the meaning set forth in Section 6.9(e)(ii).

“Injunction” has the meaning set forth in Section 7.1(a).

“Intellectual Property” means all intellectual property and industrial property, whether arising under the Laws of the United States or of any foreign or multinational jurisdiction, including all: (a) patents, patent applications (including patents issued thereon), patent disclosures and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in or to apply for any of the foregoing provided by international treaties or conventions (collectively, “Patents”), (b) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing (collectively, “Marks”), (c) Internet domain names, accounts with Facebook, LinkedIn, Twitter and other social media platforms, internet domain registrations and related rights (collectively, “Internet Addresses”), (d) copyrightable works, copyrights, works of authorship, moral rights, mask work rights, database rights and design rights, whether or not registered or published, and all registrations, applications for registration, reversions, extensions and renewals of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions (collectively, “Copyrights”), and (e) confidential and proprietary information, including trade secrets, invention disclosures, processes and know-how (collectively, “Trade Secrets”).

“Internal Restructuring” has the meaning set forth in the Separation Agreement.

“Investment” has the meaning set forth in the Recitals.

“Investment Transaction Agreements” means this Agreement, the Shareholders Agreement and the Registration Rights Agreement.

“Investor” has the meaning set forth in the Preamble.

“Investor Designee” has the meaning set forth in Section 9.5.

“Investor Escrow Account” means an escrow account opened pursuant to the Escrow Agreement for purposes of holding an amount in cash equal to the Investor Termination Fee.

“Investor Escrow Fund” has the meaning set forth in the Recitals.

“Investor Tax Affiliate” means any Person (i) whose ownership of stock would be attributable to or aggregated with Investor under Section 355(e)(4)(C) of the Code, (ii) who is a member of any “coordinating group” (within the meaning of Treasury Regulation Section 1.355-7(h)(4)) that includes Investor, or (iii) who is acting pursuant to a “plan or arrangement” (within the meaning of Section 355(d)(7)(B) of the Code) with Investor.

“Investor Representation Letter” as the meaning set forth in Section 7.3(d).

“Investor Termination Fee” means $35,000,000.

“Knowledge” means, (i) with respect to Parent or SpinCo, the actual knowledge of any of the persons set forth on Schedule 1.1(a)(i) after reasonable inquiry of their direct reports and (ii) with respect to Investor, the actual knowledge of any of the persons set forth on Schedule 1.1(a)(ii) after reasonable inquiry of their direct reports.

“Law” means all applicable national, supranational, federal, state, provincial, local or similar laws (including common law), statutes, ordinances, orders, decrees, codes, rules, regulations, policies or guidelines promulgated, or judgments, decisions, orders or arbitration awards, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Licensed Intellectual Property” means all Intellectual Property (other than Owned Intellectual Property) used, held for use or practiced pursuant to a license or covenant (including the Cross License Agreement) in connection with the SpinCo Business as conducted as of the date of this Agreement.

“Lien” means any claim, lien (statutory or otherwise), charge, encumbrance, mortgage, pledge, hypothecation, security interest, deed of trust, option, covenant, lease or sublease, building or use restriction, easement, encroachment, conditional sales agreement, adverse right or claim or other encumbrance or contractual restriction (including any right of first refusal or first offer, call right, put right, tag along right, drag along right) of any kind or nature, preemptive right, title defect or other adverse claim of any third party, whether voluntarily or involuntarily incurred, arising by operation of applicable Law, by contract or otherwise, and including any agreement (whether written or otherwise) to give any of the foregoing in the future.

“Material Adverse Effect” means any event, effect, change, circumstance or development that, individually or in the aggregate with other such events, effects, changes, circumstances or developments, has or would reasonably be expected to have, a material adverse effect on, (i) with respect to Investor, on the one hand, or Parent or SpinCo, on the other hand, the ability of Investor, or of Parent or SpinCo, as applicable, to consummate the Investment or any of the transactions contemplated by this Agreement, or (ii) with respect to SpinCo, the business, financial condition, operations, result of operations, properties, assets or liabilities of the SpinCo Group, taken as a whole, or the SpinCo Business (including prior to the Distribution, the businesses and operations engaged in by Parent and its Subsidiaries that constitute the SpinCo Business, taken as a whole), other than, in the case of clause (ii), any event, effect, change, circumstance or development (A) resulting from changes after the date hereof affecting general economic or political conditions in the jurisdictions in which the SpinCo Business operates, (B) resulting from changes after the date hereof generally affecting any of the markets, businesses, or industries in which the SpinCo Business operates, (C) resulting from any action of Parent or SpinCo or any Subsidiary of either of them, in each case, taken after the date hereof that is expressly required by this Agreement or taken after the date hereof with the express prior written consent of Investor, (D) resulting from the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the jurisdictions in which the SpinCo Business operates, (E) resulting from changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (F) resulting from any failure by SpinCo to meet any internal or public projection, budget, estimate, forecast, estimate or expectation in respect of SpinCo’s revenues, earnings or other financial or operating performance metrics for any period (but not the underlying causes of such failure, unless such causes would be excepted by operation of clauses (A) through (E) or (G) through (I)), (G) resulting from changes, after the date hereof, in GAAP or the accounting rules and regulations of the SEC, (H) resulting from changes, after the date hereof, in applicable Laws, including as to Taxes, or (I) resulting from the announcement of the execution of this Agreement (provided that this exception shall not apply with respect to any representation or warranty contained in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the announcement of the execution of this Agreement, including Section 4.2(c)) or any matter expressly set forth in the Separation Transaction Agreements (but not including any changes to the extent resulting from any delay of the Distribution); provided that events, effects, changes, circumstances or developments set forth in the foregoing clauses (excluding clauses (C) and (I)) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent any such events, effects, changes, circumstances or developments, individually or in the aggregate, have a materially disproportionate impact on the SpinCo Group, taken as a whole, or the SpinCo Business (or, as may be applicable, the businesses and operations engaged in by Parent and its Subsidiaries that constitute the SpinCo Business), taken as a whole, relative to the other participants in the industries in which they operate.

“Material Contracts” means all Contracts to which any member of the SpinCo Group is (or, after the Separation, will be) a party or are included (in whole or in part) in the SpinCo Assets or the SpinCo Liabilities (each as defined in the Separation Agreement), that (i) would be, if the Distribution had occurred immediately prior to the execution of this Agreement, required to be filed as exhibits by SpinCo with the SEC pursuant to Items 601(b)(4) and 601(b)(10) of Regulation S-K promulgated by the SEC, or (ii) if the Separation had occurred immediately prior to the execution of this Agreement: (A) limits, in any material respect, the right of any member of the SpinCo Group from engaging or competing in any line of business that is material to the SpinCo Business; (B) to the extent material to the SpinCo Business, contains “most favorite nation” pricing provisions or grants exclusive rights or rights of first refusal to customers or suppliers; (C) limits the ability of any member of the SpinCo Group to incur indebtedness or pay dividends; (D) requires aggregate payments by any member of the SpinCo Group in excess of $10,000,000 over the remaining term of the Contract and is not terminable within one year without penalty; (E) guarantees the material obligations of any Person (other than any member of the SpinCo Group) by any member of the SpinCo Group; (F) relates to or evidences third-party indebtedness for borrowed money of any member of the SpinCo Group in an aggregate principal amount in excess of $10,000,000; (G) is a distribution or supply agreement with respect to products of the SpinCo Business or any member of the SpinCo Group pursuant to which payments in excess of $10,000,000 have been made in the previous fiscal year; (H) pursuant to the Separation Agreement, is contemplated to survive the Distribution Effective Time and is between any member of the SpinCo Group on the one hand, and any member of the RemainCo Group on the other hand (other than any purchase order made in the ordinary course of business consistent with past practice that involves a consideration not exceeding $10,000,000 in any fiscal year); (I) is a partnership or joint venture agreement that is material to the SpinCo Business, other than any partnership or joint venture agreement between

SpinCo and a wholly owned Subsidiary of SpinCo or between two wholly owned Subsidiaries of SpinCo; (J) provides for the acquisition or disposition (pending as of the date of this Agreement), directly or indirectly (by merger or otherwise) of material properties or assets of or by the SpinCo Business that involves consideration exceeding $10,000,000; (K) involves the research, development or licensing of any material Company Intellectual Property; (L) involves the grant, by any member of the SpinCo Group to any Person, any license, sublicense, right, option, permission, consent, non-assertion or release relating to any Intellectual Property material to the SpinCo Business (excluding non-exclusive licenses granted in the ordinary course of business consistent with past practice for use in connection with products of the licensor); or (M) involves the grant, by any Person to any member of the SpinCo Group, of any license, sublicense, right, option, permission, consent, non-assertion or release relating to any Intellectual Property (excluding licenses for open source software or commercially available off-the-shelf software pursuant to standard terms for an aggregate fee of less than $100,000); provided that none of the Investment Transaction Agreements or the Separation Transaction Agreements shall constitute a Material Contract.

“Modification Notice” has the meaning set forth in Section 5.2(b).

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“N-Type Cell Business” has the meaning set forth in Section 6.8(a)(i).

“NASDAQ” has the meaning set forth in the Separation Agreement.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Net Aggregated Impact on Changes of Pro Forma Balance Sheet” has the meaning set forth in Section 4.2(d)(iv).

“Newly Identified Liabilities” means, collectively, (i) any new liability item in the Submitted SpinCo 2018 Pro Forma Balance Sheet or the Effective SpinCo 2018 Pro Forma Balance Sheet, as applicable, that is not reflected in the October 29 Pro Forma Balance Sheet, and (ii) any increase in any liability item reflected in the October 29 Pro Forma Balance Sheet (which, in the case of clause (i) or clause (ii), may trigger net cash outflow after the Distribution Date), but in any case excluding (A) any liability associated with the purchase commitments for the procurement of poly silicon in existence prior to December 30, 2018, or (B) any liability associated with the Back-to-Back Agreement.

“Non-Controlled Entity” means any company, corporation, limited liability company, joint venture, partnership or other entity in which SpinCo or any SpinCo Subsidiary beneficially owns, or will beneficially own after giving effect to the Internal Restructuring, equity interests, voting securities, capital, profit interests, membership interests or other similar interests, other than a SpinCo Subsidiary.

“Notice of Disagreement” has the meaning set forth in Section 6.9(e)(ii).

“Notice of Superior Proposal” has the meaning set forth in Section 6.14(d).

“October 29 Historical SpinCo Financial Statements” means the line items under the column titled “Historical” in the combined balance sheet of the SpinCo Business and the related combined statement of operations provided by or on behalf of Parent to Investor on October 29, 2019 as part of the Pro Forma SpinCo Financial Statements, which were derived from the consolidated financial statements and accounting records of Parent and were prepared in accordance with GAAP.

“October 29 Pro Forma Balance Sheet” means the pro forma combined balance sheet of the SpinCo Business provided by or on behalf of Parent to Investor on October 29, 2019 as part of the Pro Forma SpinCo Financial Statements.

“Offer Obligation” has the meaning set forth in Section 6.6(b).

“Organizational Documents” means, with respect to any specified Person, the articles of association, the memorandum of association, the constitution, the certificate of incorporation, by-laws or other equivalent corporate charter document of such specified Person.

“Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by any member of the SpinCo Group.

“Parent” has the meaning set forth in the Preamble.

“Parent Board Approval” means, with respect to any action, that approval of such action by the Board of Directors of Parent is required pursuant to the Parent Corporate Approval Policy.

“Parent Corporate Approval Policy” means the SunPower Corporate Approval and Signature Policy, as in effect on the date of this Agreement and made available to Investor prior to the execution of this Agreement.

“Parent Disclosure Schedule” has the meaning set forth in Section 4.2.

“Parent Escrow Account” means an escrow account opened pursuant to the Escrow Agreement for purposes of holding an amount in cash equal to the Parent Termination Fee.

“Parent Escrow Fund” has the meaning set forth in the Recitals.

“Parent Filed SEC Reports” has the meaning set forth in Section 4.2(d)(ii).

“Parent SEC Reports” has the meaning set forth in Section 4.2(d)(iii).

“Parent Termination Fee” means $20,000,000.

“Parent Transaction” means an Alternative Transaction involving any of the transactions contemplated in clause (d) of the definition of “Alternative Transaction.”

“Parent Transaction Fee” means $80,000,000.

“Parties” has the meaning set forth in the Preamble.

“Permit” means any permit, license, franchise, variance, exemption, order or approval of any Governmental Authority.

“Permitted Liens” means any (a) Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the latest financial statements included in the Pro Forma SpinCo Financial Statements, as applicable, (b) carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Lien incurred in the ordinary course of business consistent with past practices that are not (A) resulting from a breach, default or violation of any Contract or Applicable Law or (B) for amounts being contested in good faith by appropriate proceedings, (c) pledge or deposit in connection with workers’ compensation, unemployment insurance and other social security legislation, in the ordinary course of business, (d) pledges and deposits to secure performance of bids, trade contracts, leases, tenders, statutory obligations, surety, stay, customs and appeal bonds, performance bonds and other similar obligations, in the ordinary course of business, (e) customary rights of setoff, revocation, refund or chargeback under banking, cash management, credit card and similar arrangements in the ordinary course of business, (f) inchoate Lien arising under operation of Law in the ordinary course of business, (g) Lien in favor of customs and revenue authorities that secure payment of custom or import duties with respect to the assets being so imported and in respect of which such duties are owing, in the ordinary course of business, (h) easement, right-of-way, restriction, covenant, condition, encroachment, defect, and irregularity of title and other similar encumbrance that has been placed by any developer, landlord or other Person on any real property and that does not materially adversely affect the continued use of the property to which it relates or the conduct of business currently conducted thereon, and (i) zoning, building code and other land use regulation that is not violated by the current use or occupancy of any owned real property and that does not secure indebtedness and that does not materially adversely affect the continued use of the property to which it relates or the conduct of business currently conducted thereon.

“Person” means an individual, a general or limited partnership, a company, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Law, or by SpinCo or Parent in any of their respective privacy policies, notices, or contracts, all information that identifies, could be used to identify, or is otherwise associated with an individual person or device, whether or not such information is associated with an identifiable individual. Personal Information may relate to any individual, including a current, prospective, or former customer, end user, or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“PRC” means the People’s Republic of China.

“PRC Approvals” means the approvals or the acceptances of the record-filings of NDRC and MOFCOM for the PRC overseas direct investment by Investor as contemplated by this Agreement and, if required, (i) the approval of SASAC with respect to the transactions contemplated by this Agreement and the other Investment Transaction Agreements and (ii) subsequent completion of the foreign exchange filing with the relevant bank authorized by SAFE.

“Pro Forma SpinCo Financial Statements” has the meaning set forth in Section 4.2(d)(i).

“Product Collaboration Agreement” means the Product Collaboration Agreement to be entered into between Parent and SpinCo, in substantially the form attached hereto as Exhibit G.

“Proposed Financing” has the meaning set forth in Section 4.2(s)(i).

“Proposed Financing Source” has the meaning set forth in Section 4.2(s)(i).

“Proposed Modification” has the meaning set forth in Section 5.2(b).

“Purchase Price” means $298,000,000.

“Purchase Price Deposit” has the meaning set forth in Section 2.3(a).

“Purchase Price Escrow Account” means an escrow account opened pursuant to the Escrow Agreement for purposes of holding an amount in cash equal to the Purchase Price less the Investor Escrow Fund.

“Purchase Price Escrow Fund” has the meaning set forth in the Recitals.

“Purchase Price Escrow Release Time” means 5:00 p.m. New York time on the date that is the 30th day after the deposit into the Purchase Price Escrow Account pursuant to Section 2.3(a).

“Purchased Shares” has the meaning set forth in Section 2.1.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Replacement Financing” has the meaning set forth in Section 6.9(b).

“Representatives” has the meaning set forth in Section 6.14(a).

“Required Foreign Antitrust Approvals” means the filings, notifications or approvals required under Foreign Antitrust Laws in connection with the transactions contemplated by this Agreement and set forth on Schedule 1.1(b).

“Review Period” has the meaning set forth in Section 6.9(e)(ii).

“Ruling” has the meaning set forth in Section 6.6(b).

“SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

“SASAC” means the State-owned Assets Supervision and Administration Commission of the State Council of the PRC or its competent local counterparts.

“Sarbanes-Oxley Act” means the means U.S. Sarbanes-Oxley Act of 2002, as amended.

“Scheduled Intellectual Property” means all issued Patents, pending Patent applications, Mark registrations, applications for Mark registration, Copyright registrations, applications for Copyright registration and Internet Addresses, in each case, included in the Owned Intellectual Property.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Separation” has the meaning set forth in the Recitals.

“Separation Agreement” has the meaning set forth in the Recitals.

“Separation Committee” means an eight-member committee formed for the purposes set forth in Section 5.2 that is comprised of two individuals designated by each Separation Committee Party as its representatives; provided that, at least one representative of each Separation Committee Party must be a member of the executive leadership team or senior management team, or a corresponding senior executive, of such Separation Committee Party with decision making authority for such Separation Committee Party.

“Separation Committee Parties” means Parent, SpinCo, Total and Investor.

“Separation Transaction Agreements” means collectively, the Separation Agreement, the Brand Framework Agreement, the Cross License Agreement, the Employee Matters Agreement, the Product Collaboration Agreement, the Supply Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Intercompany Note (as defined in the Separation Agreement), the Back-to-Back Agreement and such other agreements, if any, entered into or to be entered into in connection with the transaction contemplated under the Separation Agreement.

“Shareholders Agreement” has the meaning set forth in the Recitals.

“SIC” means the Singapore Securities Industry Council.

“Singapore” means the Republic of Singapore.

“Singapore Code” means the Singapore Code on Take-overs and Mergers.

“Solvency Condition Determination” has the meaning set forth in Section 8.1(f).

“Solvency Firm” has the meaning set forth in Section 6.12.

“Specific Waiver” has the meaning set forth in Section 6.6(b).

“Specified Assets” means the assets set forth in Section 4.2(d)(iii) of the Parent Disclosure Schedule.

“SpinCo” has the meaning set forth in the Preamble.

“SpinCo Amended Constitution” means the Amended and Restated Constitution of SpinCo, substantially in the form attached as Exhibit C.

“SpinCo Equity Plans” means any Benefit Plan that provides for the issuance or grant of (i) SpinCo Shares as compensation for services, and/or (ii) compensatory awards that provide for the delivery of, relate to, are based on, and/or are valued by reference to, SpinCo Shares, including in the form of stock options, stock appreciation rights, restricted stock units, or phantom units.

“SpinCo Group” has the meaning set forth in the Separation Agreement.

“SpinCo Leases” has the meaning set forth in Section 4.2(m)(i).

“SpinCo Permits” has the meaning set forth in Section 4.2(h)(ii).

“SpinCo Real Property” has the meaning set forth in Section 4.2(m)(i).

“SpinCo Shares” has the meaning set forth in the Recitals.

“SpinCo Subsidiary” or any reference to SpinCo’s Subsidiaries or the Subsidiaries of SpinCo, means the Subsidiaries of SpinCo after giving effect to the Internal Restructuring.

“Submitted SpinCo 2018 Financial Statements” means, collectively, the historical consolidated audited balance sheet of the SpinCo Business at December 30, 2018, and the related consolidated audited statement of operations and the related consolidated audited statement of cash flow, in each case, for the fiscal year ended December 30, 2018 (in each case, together with the notes thereto), in each case, included in the Form 20-F, at the time when the Form 20-F is submitted to the SEC in the initial confidential submission after the date of this Agreement.

“Submitted SpinCo 2018 Pro Forma Balance Sheet” means the pro forma combined balance sheet of the SpinCo Business at December 30, 2018 included in the Form 20-F, at the time when the Form 20-F is submitted to the SEC in the initial confidential submission after the date of this Agreement.

“Subsidiary” means, with respect to any Person, any company, corporation, limited liability company, joint venture, partnership or other entity of which such Person (a) beneficially owns, either directly or indirectly, more than 50% of (i) the total combined voting power of all classes of voting securities, (ii) the total combined equity interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the Board of Directors.

“Superior Proposal” means a bona fide written proposal or offer for a Parent Transaction which was not obtained in violation of Section 6.14 that the Board of Directors of Parent determines in good faith, after consultation with outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such Parent Transaction, including all conditions contained therein, and that the Board of Directors of Parent determines in good faith, after consultation with outside legal counsel and its financial advisor (taking into account any changes to this Agreement and the Separation Transaction Agreements proposed by Investor in response to a proposal or offer for a Parent Transaction), is more favorable to the stockholders of Parent than the transactions contemplated by this Agreement and the Separation Transaction Agreements from a financial point of view.

“Superior Proposal Notice Period” has the meaning set forth in Section 6.14(d).

“Supply Agreement” means the Supply Agreement to be entered into between Parent and SpinCo, in substantially the form attached hereto as Exhibit H.

“Surplus and Solvency Opinions” has the meaning set forth in Section 6.12.

“Takeover Statute” means any “business combination”, “control share acquisition,” “fair price,” “moratorium” or other anti-takeover or similar statute or regulation.

“Target Cash Amount” means $50,000,000 as increased pursuant to Section 6.9(f)(i).

“Target Debt Amount” means $138,000,000.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any federal, state, local or foreign tax, in the U.S. or any other jurisdictions, (including any fee, assessment or other charge in the nature of or in lieu of any tax), including without limitation income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, escheat, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, value added, custom, withholding, alternative minimum, estimated or other similar tax (including any fee, assessment or other charge in the nature of or in lieu of any tax) imposed by any Governmental Authority and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Tax Law” means the Law of any Governmental Authority, and any controlling judicial or administrative interpretations of such Law, relating to any Tax.

“Tax Matters Agreement” means the Tax Matters Agreement to be entered into between Parent and SpinCo, in the form attached hereto as Exhibit I.

“Tax Return” means any report of Taxes due (including estimated Taxes), any claims for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration or document required to be filed (by paper, electronically or otherwise) under any applicable Tax Law, including any attachments, exhibits or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Termination Date” has the meaning set forth in Section 8.1(b).

“Tier I Exemption” means the Tier I exemption set forth in Rule 13e-4(h) of the Exchange Act.

“Total” has the meaning set forth in the Preamble.

“Total Group” means Total S.A. and its Subsidiaries.

“Total Provisions” has the meaning set forth in the Preamble.

“Transition Services Agreement” means the Transition Services Agreement to be entered into between Parent and SpinCo, in substantially the form attached hereto as Exhibit J.

“Tribunal” has the meaning set forth in Section 9.10(b).

“TZS Group” means Tianjin Zhonghuan Semiconductor Co., Ltd. and its Subsidiaries.

“U.S.” or “United States” means the United States of America.

ARTICLE II

INVESTMENT

Section 2.1 Investment. Upon the terms and subject to the conditions of this Agreement, at the Closing, SpinCo will issue and sell to Investor and Investor will purchase from SpinCo a number of previously unissued SpinCo Shares (determined in accordance with Section 2.5) such that, immediately following such issuance, Investor will own no less than 28.8480% of the Fully Diluted SpinCo Shares (the “Purchased Shares”), free and clear of any Liens (other than any Liens arising pursuant to the Shareholders Agreement or any transfer restrictions arising under applicable securities Law). In consideration for the issuance and sale of the Purchased Shares, and upon the terms and subject to the conditions of this Agreement, at the Closing, Investor will pay, or cause to be paid, to SpinCo the Purchase Price.

Section 2.2 Closing. Promptly after the Purchase Price Deposit is deposited into the Purchase Price Escrow Account in accordance with Section 2.3(a), Parent shall notify Investor in writing of the Distribution Date determined by the Board of Directors of Parent pursuant to the Separation Agreement, which Distribution Date shall be at least five Business Days after Investor’s receipt of such notice. Subject to the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article VII, the closing of the Investment and the other transactions contemplated herein (the “Closing”) will take place on the Distribution Date immediately following the consummation of the Distribution (the actual time and date of the Closing being referred to herein as the “Closing Date”). The Closing will be held at the offices of Jones Day, 1755 Embarcadero Road, Palo Alto, California unless another place is agreed to in writing by the Parties. In no event will the consummation of the Investment occur unless the Distribution has been consummated, and in no event will the consummation of the Distribution occur unless the Investment is to be consummated immediately thereafter.

Section 2.3 Purchase Price Escrow Account.

(a) Within two Business Days after the last to occur of (i) the satisfaction of each of the conditions set forth in Section 7.1(c), Section 7.1(d) and Section 7.1(e), and (ii) both (A) definitive agreements for the Debt Financing, in form and substance reasonably satisfactory to Investor, having been agreed between SpinCo and the relevant Debt Financing Sources, and (B) no event having occurred that has resulted, or could reasonably be expected to result, in any of the conditions precedent to the utilization of the Debt Financing set forth in such definitive agreements not being satisfied, and provided that at such time no event shall have occurred that has resulted, or could reasonably be expected to result, in any other condition set forth in Section 7.1 or Section 7.2 not being satisfied, Investor will deposit, or will cause to be deposited, into the Purchase Price Escrow Account an amount in cash equal to the Purchase Price less the Investor Escrow Fund on the date of such deposit (the “Purchase Price Deposit”).

(b) At the Closing, the relevant actions specified in Section 2.4(b)(i) will occur, and the receipt by SpinCo of funds in an aggregate amount equal to the Purchase Price from either (i) the Investor Escrow Account and the Purchase Price Escrow Account as contemplated by Section 2.4(b)(i)(1), or (ii) the Investor Escrow Fund and payment made, or caused to be made, by Parent as contemplated by Section 2.4(b)(i)(2), shall, in either case, fully discharge Investor from its obligation to pay such amount to SpinCo pursuant to Section 2.1.

(c) If the Closing has not occurred by the Purchase Price Escrow Release Time, the Purchase Price Escrow Fund shall be promptly released to Investor. Investor and Parent shall provide a joint written instruction to the Escrow Agent as promptly as practicable and in any event no later than the first Business Day after the Purchase Price Escrow Release Time and take any other action that may be required to give full effect to this Section 2.3(c).

Section 2.4 Closing Deliverables. At the Closing, upon the terms and subject to the conditions of this Agreement:

(a) Parent and SpinCo will deliver or cause to be delivered to Investor (or the Investor Designee, if applicable):

(i) a certificate or appropriate evidence of a book entry transfer representing the Purchased Shares duly registered in the name of Investor (or the Investor Designee, if applicable);

(ii) a counterpart to the Shareholders Agreement and a counterpart to the Registration Rights Agreement, each duly executed by SpinCo and by Total; and

(iii) a duly executed counterpart of a joint written instruction to the Escrow Agent pursuant to the Escrow Agreement instructing the Escrow Agent to release (A) the Parent Escrow Fund to Parent, (B) the applicable portion of the Investor Escrow Fund and/or the Purchase Price Escrow Fund contemplated by Section 2.4(b)(i) to SpinCo, and (C) the remainder (if any) of the Investor Escrow Fund and the Purchase Price Escrow Fund, after taking into account any release to SpinCo as contemplated by Section 2.4(b)(i), to Investor.

(b) Investor will deliver or cause to be delivered to SpinCo:

(i) the Purchase Price provided for in Section 2.1 (A) if prior to the Purchase Price Escrow Release Time, by jointly instructing the Escrow Agent pursuant to the terms of the Escrow Agreement to release from the Investor Escrow Fund and the Purchase Price Escrow Fund an aggregate amount equal to the Purchase Price to SpinCo or (B) if the Purchase Price Escrow Fund has been released to Investor in accordance with Section 2.3(c) after the Purchase Price Escrow Release Time, by (1) jointly instructing the Escrow Agent pursuant to the terms of the Escrow Agreement to release the full amount of the Investor Escrow Fund to SpinCo and (2) paying, or causing to be paid, to SpinCo an amount in cash equal to the Purchase Price less the amount of the Investor Escrow Fund released to SpinCo pursuant to the foregoing clause (1), in each case, by wire transfer of immediately available funds to an account designated in writing by SpinCo delivered to Investor at least two days prior to the Closing Date;

(ii) a duly executed counterpart of a joint written instruction to the Escrow Agent pursuant to the Escrow Agreement instructing the Escrow Agent to release (A) the Parent Escrow Fund to Parent, (B) the applicable portion of the Investor Escrow Fund and/or the Purchase Price Escrow Fund contemplated by Section 2.4(b)(i) to SpinCo, and (C) the remainder (if any) of the Investor Escrow Fund and the Purchase Price Escrow Fund, after taking into account the release of an aggregate amount equal to the Purchase Price as set forth in Section 2.4(b)(i), to Investor; and

(iii) a counterpart to the Shareholders Agreement and a counterpart to the Registration Rights Agreement, each duly executed by Investor (or the Investor Designee, if applicable).

Section 2.5 Purchased Share Number. During the two Business Days prior to the Distribution Date, Investor and Parent mutually will determine in good faith the number of Purchased Shares to be issued and sold to Investor pursuant to Section 2.1 in a manner consistent with the terms and methodology set forth on Schedule 2.5.

ARTICLE III

OTHER TRANSACTIONS.

Section 3.1 Other Transactions. The transactions set forth in this Section 3.1 will take place in the order set forth in this Section 3.1:

(a) The SpinCo Transfer. Upon the terms and subject to the conditions set forth in the Separation Agreement, Parent and SpinCo will effect the Internal Restructuring (as defined in the Separation Agreement) and the SpinCo Transfer (as defined in the Separation Agreement), in each case, prior to the Distribution Effective Time and in accordance with the terms of the Separation Agreement. As a result of the Internal Restructuring and SpinCo Transfer, SpinCo will wholly own, directly and indirectly, the SpinCo Business immediately prior to the Distribution Effective Time.

(b) Organizational Documents of SpinCo. Prior to the Distribution Effective Time, and subject and pursuant to the terms and conditions of the Separation Agreement, Parent and SpinCo will take all necessary actions so that, as of the Distribution Effective Time, the SpinCo Amended Constitution will become the constitution of SpinCo.

(c) Distribution. Upon the terms and subject to the conditions of the Separation Agreement and this Agreement, following the Separation and at the Distribution Effective Time, Parent will effect the Distribution as contemplated by the Separation Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Investor. Investor hereby represents and warrants to Parent and SpinCo that:

(a) Organization, Authority. Investor is a company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with all requisite power and authority to enter into each of the Investment Transaction Agreements and to consummate the transactions contemplated hereby and thereby and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Investment Transaction Agreements by Investor and the consummation by Investor of the transactions contemplated hereby or thereby have been duly authorized by all necessary internal action on the part of Investor. This Agreement has been, and upon its execution each other Investment Transaction Agreement will have been, duly executed by Investor and, when delivered by Investor in accordance with the terms hereof and thereof, and assuming the due authorization and valid execution and delivery of this Agreement and each other Investment Transaction Agreement by the other parties hereto and thereto, as applicable, this Agreement constitutes, and upon its execution and delivery each other Investment Transaction Agreement will constitute, legal, valid and binding obligations of Investor, enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(b) No Conflicts.

(i) The execution, delivery and performance by Investor of this Agreement and each other Investment Transaction Agreement do not and will not, and the consummation of the Investment and the transactions contemplated hereby and thereby will not (A) conflict with or violate any provision of Investor’s Organizational Documents, (B) conflict with or result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of or result by its terms in the creation of any Lien upon any of the properties or assets of Investor pursuant to, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Contract to which Investor or any of its Affiliates is a party or by which any property or asset of Investor or any of its Affiliates is bound or affected, or (C) assuming (1) the PRC Approvals shall have been obtained, (2) all notifications and filings required under any Foreign Antitrust Laws to be made prior to the Closing Date to any Governmental Authority, and all consents, approvals and authorizations required by applicable Laws to be obtained prior to the Closing Date under Foreign Antitrust Laws in order to effect the Investment shall have been made or obtained, and all waiting periods applicable to the Investment under any Foreign Antitrust Laws, shall have expired or been terminated, and (3) any filings required under, and compliance with any applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws or regulations, and any rules and regulations of NASDAQ or the Shenzhen Stock Exchange shall have been made and the Form 20-F shall have been declared effective, conflict with or result in a violation of any applicable Law or other restriction of any Governmental Authority to which Investor or any of its Affiliates is subject (including federal, state and foreign securities Laws), or by which any property or asset of Investor or any of its Affiliates is bound or affected; except in the case of each of clauses (B) and (C), such as has not had and would not reasonably be expected to have a material adverse effect on the legality, validity or enforceability of any Investment Transaction Agreement or a Material Adverse Effect on Investor.

(ii) No material consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained or made by or with respect to Investor or any of its Affiliates in connection with the execution and delivery of the Investment Transaction Agreements or the consummation by Investor of the Investment and other transactions contemplated thereby, except for those required under or in relation to (A) state securities or “blue sky” laws or regulations, (B) the Securities Act, (C) the Exchange Act, (D) the rules and regulations of NASDAQ or the Shenzhen Stock Exchange, and (E) the PRC Approvals and the Required Foreign Antitrust Approvals.

(iii) As of the date hereof, all required approvals by SASAC with respect to the transactions contemplated by this Agreement and the other Investment Transaction Agreements have been obtained and are not subject to withdrawal or revocation.

(c) Litigation; Compliance with Laws.

(i) There is no Action pending or, to the Knowledge of Investor, threatened against Investor or any property or asset of Investor or any Subsidiary of Investor which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Investor, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against Investor or any Subsidiary of Investor which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Investor.

(ii) None of Investor or any of its Affiliates is in violation of, and Investor and its Affiliates have not received since Investor’s inception any written notices of violations with respect to, any applicable Laws, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Investor.

(d) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Investor or any of its Affiliates, except Morgan Stanley, whose fees and expenses will be paid in accordance with Section 6.4.

(e) No Competing Business. Neither Investor nor any of its Affiliates is conducting, participating or engaging in, or bidding for or otherwise pursuing a Competing Business that would be deemed a violation of Section 6.8(a) after Closing.

(f) Acquisition for Investment. Investor is acquiring the Purchased Shares for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and Investor has no present intention or plan to effect any distribution of SpinCo Shares; provided, however; that the disposition of such Investor’s property will at all times be and remain within its control and subject to the provisions of this Agreement and the Shareholders Agreement.

(g) No Investment Company. Investor is not, and after giving effect to the Investment will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(h) Ownership of Stock. Neither Investor nor any Investor Tax Affiliate owns any Parent Shares (as defined in the Separation Agreement), or options to acquire Parent Shares, or has any arrangement or agreement with SpinCo to acquire any SpinCo Shares or shares of or other equity interests in any of SpinCo Subsidiaries, or options to acquire SpinCo Shares or shares of or other equity interests in any of SpinCo Subsidiaries (other than Purchased Shares or as otherwise contemplated by the Investment Transaction Agreements).

(i) Sufficient Funds. On or prior to the Closing, Investor will have sufficient funds available to it to, together with the Investor Escrow Fund and the Purchase Price Escrow Fund, pay the full Purchase Price at the Closing and to perform its obligations hereunder, in each case, in accordance with the terms and conditions hereof.

(j) Access to Information. Investor has been given access to SpinCo documents, records and other information that Investor has requested, and has had adequate opportunity to ask questions of, and receive answers from, Parent’s and SpinCo’s officers, employees, agents, accountants, and representatives concerning the SpinCo Business and its operations, financial condition, assets, liabilities and all other matters relevant to the Investment. Neither such inquiries nor any other investigation conducted by or on behalf of Investor or Investor’s representatives will modify, amend or affect such Investor’s right to rely on the truth and accuracy of the representations and warranties of Parent and SpinCo and the covenants and agreements contained in this Agreement, in any other Investment Transaction Agreement or in any certificate or other documents delivered hereunder or thereunder, nor will anything in this Section 4.1(j) operate to limit any claim by Investor for fraud.

(k) No Other Representations and Warranties. Investor hereby expressly acknowledges and agrees that (i) the representations and warranties set forth in Section 4.2 are the only representations and warranties made by Parent or SpinCo (or any of their respective Subsidiaries) with respect to Parent or SpinCo, any of their respective Subsidiaries or the SpinCo Business or the transactions contemplated by this Agreement and (ii) except for the representations and warranties expressly set forth in Section 4.2, none of Parent, SpinCo or any of their respective Subsidiaries makes any other express or implied representation or warranty with respect to Parent or SpinCo, any of their respective Subsidiaries or the SpinCo Business or the transactions contemplated by this Agreement, and each of Parent, SpinCo and their respective Subsidiaries hereby disclaim all liability and responsibility for any and all projections, forecasts, estimates, plans or prospects (including the reasonableness of the assumptions underlying such forecasts, estimates, projections, plans or prospects), management presentations.

Section 4.2 Representations and Warranties of Parent and SpinCo. Parent and SpinCo hereby jointly represent and warrant to Investor that, except as disclosed in the schedule delivered by Parent to Investor on the date of this Agreement (the “Parent Disclosure Schedule”) (it being understood that the disclosure of any fact or item in any section of the Parent Disclosure Schedule will, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that its relevance is reasonably apparent):

(a) Organization, Authority and Subsidiaries. (i) Each of Parent and SpinCo is a corporation or company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation with all requisite power and authority to enter into each of the Investment Transaction Agreements and to consummate the transactions contemplated hereby and thereby and otherwise to carry out their respective obligations hereunder and thereunder. Each of Parent and SpinCo has the requisite power and authority to enter into the Separation Transaction Agreements that it is entering into on (or entered into prior to) the date hereof, and prior to the Distribution Effective Time, will have all requisite power and authority to enter into the other Separation Transaction Agreements and to consummate the transactions contemplated thereby and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Investment Transaction Agreements and the Separation Agreement by Parent and SpinCo and the consummation by Parent and SpinCo of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and SpinCo. The execution and delivery of each of the Separation Transaction Agreements (other than the Separation Agreement) by Parent and SpinCo and the consummation by Parent and SpinCo of the transactions contemplated thereby has been (or will, prior to the Distribution Effective Time, have been) duly authorized by all necessary corporate action on the part of Parent and SpinCo. This Agreement and the Separation Agreement have been, and upon their execution each other Investment Transaction Agreement and each other Separation Transaction Agreement to which Parent, SpinCo, or any of their respective Subsidiaries is a party shall have been, duly executed by Parent, SpinCo or the applicable Subsidiary of Parent or SpinCo and, when delivered by Parent, SpinCo or such Subsidiary in accordance with the terms hereof or thereof, and assuming the due authorization and valid execution and delivery of this Agreement, each other Investment Transaction Agreements and the Separation Transaction Agreements by the other parties hereto and thereto, as applicable, will constitute legal, valid and binding obligations of Parent, SpinCo or such Subsidiary (as applicable), enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(ii) SpinCo and each SpinCo Subsidiary is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification necessary, except where the failure to be in good standing (individually or in the aggregate) has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo.

(iii) Each SpinCo Subsidiary is, or as of the Closing will be, a corporation or other organization duly organized, validly existing and in good standing or active status (where applicable) under the laws of its jurisdiction of incorporation or organization, and SpinCo and each SpinCo Subsidiary has (or prior to and as of the Closing will have) the requisite power and authority to own, lease and operate its properties and to carry on the SpinCo Business as now being conducted and will be conducted through the Closing, except where the failure to be in good standing or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo. Copies of the Organizational Documents of SpinCo and each of the SpinCo Subsidiaries which are true, complete and correct, in all material respects, and in effect on the date hereof have been made available to Investor on or prior to the date hereof.

(b) Capital Structure.

(i) As of the date of this Agreement, and without giving effect to, the Investment, SpinCo’s issued and paid up share capital consists of one SpinCo Share. All of the SpinCo Shares that are issued and outstanding are, as of the date hereof and at all time periods prior to the Distribution will be, owned of record and beneficially by Parent or a wholly owned Subsidiary of Parent free and clear of any Liens (other than any transfer restrictions arising under applicable securities Law), except as imposed by applicable securities laws. As of the date of this Agreement and as of the Closing: (A) other than (1) the SpinCo Shares that are expected to be reserved for issuance in order to effectuate the conversion of equity awards pursuant to the Employee Matters Agreement, (2) the SpinCo Shares that are expected to be reserved for issuance pursuant to future awards under SpinCo Equity Plans, (3) the SpinCo Shares that will be reserved for issuance in the Distribution, and (4) the number of Purchased Shares that will be reserved for issuance pursuant to this Agreement, SpinCo has no SpinCo Shares reserved for issuance; (B) other than the equity awards that will be converted into awards with respect to SpinCo Shares pursuant to the Employee Matters Agreement, there are no other shares or other equity securities (including securities convertible, exercisable or exchangeable for shares) of SpinCo that are outstanding; and (C) all issued and outstanding SpinCo Shares are duly authorized, validly issued, fully paid and nonassessable and the holders of SpinCo Shares are not entitled to preemptive rights.

(ii) As of the Closing, the Purchased Shares will be duly authorized, validly issued, fully paid and nonassessable, and will be owned of record and beneficially by Investor (or the Investor Designee, if applicable), free and clear of any Liens other than any Liens arising pursuant to the Shareholders Agreement or any transfer restrictions arising under applicable securities Law. Immediately following the Closing, the Purchased Shares will constitute no less than 28.8480% of the Fully Diluted SpinCo Shares.

(iii) As of the date of this Agreement and as of the Closing, no bonds, debentures, notes or other indebtedness of SpinCo having the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders of SpinCo may vote (“Company Voting Debt”) are issued or outstanding.

(iv) Section 4.2(b)(iv) of the Parent Disclosure Schedule sets forth a list of all the SpinCo Subsidiaries and the Non-Controlled Entities as of the date of this Agreement, as if the Internal Restructuring had occurred immediately prior to the date of this Agreement. As of the date of this Agreement and as of the Closing, all the outstanding share capital or registered capital, as the case may be, of each SpinCo Subsidiary is duly authorized, validly issued, fully paid and non-assessable. All of the outstanding share capital or registered capital, as the case may be, of each such Subsidiary is owned as of the date hereof, directly or indirectly, by Parent and will be owned as of the Closing, directly or indirectly, by SpinCo, in each case, free and clear of any Liens (other than any Permitted Liens) and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, but excluding restrictions under the Securities Act or other applicable Law relating to securities). As of the date of this Agreement and as of the Closing, neither SpinCo nor any SpinCo Subsidiary, directly or indirectly, owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than SpinCo Subsidiaries and Non-Controlled Entities) that is or would reasonably be expected to be material to SpinCo and the SpinCo Subsidiaries, taken as a whole. The portion of the outstanding share capital or registered capital, as the case may be, of each Non-Controlled Entity that is owned by any member of the RemainCo Group or the SpinCo Group: (i) is duly authorized, validly issued, fully paid and non-assessable as of the date of this Agreement and as of the Closing; and (ii) is owned as of the date hereof, directly or indirectly, by Parent and will be owned as of the Closing, directly or indirectly, by SpinCo, in each case, free and clear of any Liens (other than any Permitted Liens) and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, but excluding restrictions under the Securities Act or other applicable Law relating to securities).

(v) As of the date of this Agreement and as of the Closing, (A) other than the Purchased Shares and the SpinCo Shares to be distributed pursuant to the Distribution, there are no securities, options, warrants, calls, share appreciation rights, performance units, restricted share units, contingent value rights, “phantom” share units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other equity interests in, SpinCo or any SpinCo Subsidiary, or any other commitments, agreements, arrangements or undertakings of any kind to which Parent, SpinCo or any of their respective Subsidiaries is a party or by which any of them is bound obligating Parent, SpinCo or any of their respective Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of

SpinCo or any SpinCo Subsidiary, Company Voting Debt, SpinCo Shares or other voting securities (including securities convertible, exercisable or exchangeable for capital stock) of SpinCo or any SpinCo Subsidiary or obligating SpinCo or any SpinCo Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, share appreciation right, performance unit, restricted share unit, contingent value right, “phantom” share unit or similar security or right derivative of, or providing economic benefits based, directly or indirectly, on the value or price of, any share capital or other equity interests in, SpinCo or any SpinCo Subsidiary, or any other commitment, agreement, arrangement or undertakings of any kind; and (B) there are no outstanding obligations of SpinCo or any SpinCo Subsidiary to repurchase, redeem or otherwise acquire any shares or equity interest (including any security convertible, exercisable or exchangeable for any equity interest) of SpinCo or any SpinCo Subsidiary or to provide funds to, or make investment (in the form of a loan, capital contribution or otherwise) in, SpinCo or any SpinCo Subsidiary or any other Person.

(vi) As of the date of this Agreement and as of the Closing, other than the Investment Transaction Agreements, there are no shareholder agreements, voting trusts or other Contracts to which SpinCo is a party or by which it is bound relating to the voting, issuance or transfer of any shares of SpinCo.

(vii) As of the date of this Agreement and as of the Closing, other than indebtedness under the Debt Financing or the Additional Financing or as otherwise expressly contemplated by this Agreement (including the Financial Indebtedness contemplated pursuant to Section 6.9(e)) or the Separation Agreement, there is no outstanding indebtedness for borrowed money of SpinCo or any SpinCo Subsidiary (other than indebtedness for borrowed money owing by SpinCo or a wholly owned SpinCo Subsidiary to SpinCo or a wholly owned SpinCo Subsidiary).

(c) No Conflicts.

(i) The execution, delivery and performance by SpinCo of the Shareholders Agreement and the Registration Rights Agreement, and the execution delivery and performance by Parent and SpinCo of this Agreement do not, and the execution and delivery by Parent, SpinCo and their respective Subsidiaries, as applicable, of the Separation Transaction Agreements with respect to which Parent, SpinCo or any of their respective Subsidiaries is contemplated thereby to be a party will not, and the consummation of the Investment and the transactions contemplated hereby and thereby will not (A) conflict with or violate any provision of Parent’s, SpinCo’s or their respective Subsidiaries’ Organizational Documents or (B) conflict with or result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of or result by its terms in the creation of any Lien upon any of the properties or assets of Parent, SpinCo and their respective Subsidiaries pursuant to, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time, or both) of, any Contract to which Parent or SpinCo or any of their respective Subsidiaries is a party or by which any property or asset of Parent or SpinCo or any of their respective Subsidiaries is bound or affected, or (C) assuming that all notifications and filings required under any Foreign Antitrust Laws to be made prior to the Closing Date to any Governmental Authority, and all consents, approvals and authorizations required by applicable Laws to be obtained prior to the Closing Date under Foreign Antitrust Laws in order to effect the Investment shall have been made or obtained, and all waiting periods applicable to the Investment under any Foreign Antitrust Laws, shall have expired or been terminated, and all filings required under, and compliance with any applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws or regulations, and the rules and regulations of NASDAQ shall have been made and the Form 20-F shall have been declared effective, conflict with or result in a violation of any applicable Law or other restriction of any Governmental Authority to which Parent or SpinCo or any of their respective Subsidiaries or the SpinCo Business is subject (including federal, state and foreign securities Laws), or by which any property or asset of Parent or SpinCo or any of their respective Subsidiaries or the SpinCo Business is bound or affected; except in the case of each of clauses (B) and (C), such as has not had and would not reasonably be expected to have a material adverse effect on the legality, validity or enforceability of any Investment Transaction Agreement or any Separation Transaction Agreement or a Material Adverse Effect on Parent or SpinCo.

(ii) No material consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained or made by or with respect to Parent, SpinCo or any of their Subsidiaries or the SpinCo Business in connection with the execution and delivery of the Investment Transaction Agreements, Separation Transaction Agreements, or the consummation of the Investment and the transactions contemplated hereby, except for those required under or in relation to (A) state securities or “blue sky” laws or regulations, (B) the Securities Act, (C) the Exchange Act, (D) the rules and regulations of NASDAQ, and (E) the Required Foreign Antitrust Approvals.

(d) Reports and Financial Statements; No Undisclosed Liabilities.

(i) As of the date of this Agreement, neither SpinCo nor any SpinCo Subsidiary is required to file reports with the SEC under Sections 13 or 15(d) of the Exchange Act. Section 4.2(d)(i) of the Parent Disclosure Schedule sets forth the combined pro forma balance sheet of the SpinCo Business at December 30, 2018, and the related combined pro forma statement of operations for the fiscal year ended December 30, 2018 and delivered to Investor on October 29, 2019 (such statements, together with the notes thereto, the “Pro Forma SpinCo Financial Statements”). The Pro Forma SpinCo Financial Statements have been prepared from the books and records of Spinco and the Spinco Subsidiaries and in accordance with GAAP and present fairly, in all material respects, the consolidated financial position and consolidated results of operations of the SpinCo Business as of the respective dates and for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein. The consolidated audited and any unaudited interim balance sheets of SpinCo and the SpinCo

Subsidiaries, and the related consolidated audited and any unaudited interim statement of operations and the related consolidated audited and any unaudited interim statements of cash flows, and the related combined pro forma balance sheet of the Spinco Business and the related consolidated pro forma statement of operations (in each case, together with the notes thereto), in each case included in the Form 20-F, at the time when the Form 20-F (including any amendment thereof) is filed with the SEC and at the time when the Form 20-F is declared effective by the SEC, will have been prepared from the books and records of Spinco and the Spinco Subsidiaries and in accordance with GAAP and present fairly, in all material respects, the consolidated financial position and consolidated results of operations of the Spinco Business as of the respective dates and for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein (subject (x) in the case of any unaudited interim statements, to normal year-end adjustments, and (y) in the case of consolidated audited and any unaudited interim statements of SpinCo and the SpinCo Subsidiaries, to pro forma adjustments as reflected in the consolidated pro forma statements of the SpinCo Business).

(ii) (A) The amount of each line item reflected in the Submitted SpinCo 2018 Financial Statements will not differ from the amount of such line item reflected in the October 29 Historical SpinCo Financial Statements by more than $10,000,000; and (B) the amount of the line items titled “Total assets,” “Total liabilities,” “Total equity,” “Revenue” and “Net loss” reflected in the Submitted SpinCo 2018 Financial Statements will not differ from the amount of the line items titled “Total assets,” “Total liabilities,” “Total equity,” “Revenue” and “Net loss” reflected in the October 29 Historical SpinCo Financial Statements by more than $10,000,000, in the aggregate.

(iii) (A) The amount of the AUO Payment reflected in the Submitted SpinCo 2018 Pro Forma Balance Sheet will not be greater than the AUO Payment Target by more than $10,000,000; (B) the amount of Newly Identified Liabilities reflected in the Submitted SpinCo 2018 Pro Forma Balance Sheet will not be more than $10,000,000; and (C) the value of the Specified Assets reflected in the Submitted SpinCo 2018 Pro Forma Balance Sheet will not be less than the value of the Specified Assets reflected in the October 29 Pro Forma Balance Sheet by more than $10,000,000, individually and in the aggregate.

(iv) The aggregate of: (A) the difference between the AUO Payment Target and the amount of the AUO Payment reflected in the Submitted SpinCo 2018 Pro Forma Balance Sheet, expressed as a positive or negative number; (B) the amount of Newly Identified Liabilities reflected in the Submitted SpinCo 2018 Pro Forma Balance Sheet, expressed as a negative number; and (C) the difference between the value of the Specified Assets reflected in the Submitted SpinCo 2018 Pro Forma Balance Sheet and the value of the Specified Assets reflected in the October 29 Pro Forma Balance Sheet, expressed as a positive or negative number, will not reflect a decrease in net assets of more than $10,000,000.

(v) The aggregate of: (A) the difference between the AUO Payment Target and the amount of the AUO Payment reflected in the Effective SpinCo 2018 Pro Forma Balance Sheet, expressed as a positive or negative number; (B) the amount of Newly Identified Liabilities reflected in the Effective SpinCo 2018 Pro Forma Balance Sheet, expressed as a negative number; and (C) the value of the Specified Assets reflected in the Effective SpinCo 2018 Pro Forma Balance Sheet and the value of the Specified Assets reflected in the October 29 Pro Forma Balance Sheet, expressed as a positive or negative number (such aggregate amount, the “Net Aggregated Impact on Changes of Pro Forma Balance Sheet”), will not reflect a decrease or increase in net assets of more than $50,000,000.

(vi) Except as disclosed in the Parent SEC Reports filed since January 1, 2019 but prior to the date of this Agreement other than any disclosures set forth in such Parent SEC Reports under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” (such Parent SEC Reports, other than such risk factors and forward-looking statements, the “Parent Filed SEC Reports”) or in the SpinCo Financial Statements, SpinCo and its Subsidiaries have not incurred liabilities that are of a nature that would be required to be disclosed in a consolidated balance sheet of SpinCo and its Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities incurred in the ordinary course of business or that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo.

(vii) All of the registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by Parent and its Subsidiaries with the SEC since January 1, 2017 (collectively, including all exhibits thereto, the “Parent SEC Reports”) at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, as applicable, and NASDAQ listing rules and none of such Parent SEC Reports, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(viii) With respect to SpinCo, the SpinCo Subsidiaries and the SpinCo Business, Parent and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent (with respect to SpinCo, the SpinCo Subsidiaries and the SpinCo Business) in the reports that Parent files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Parent required under the Exchange Act with respect to such reports and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to its auditors and the audit committee of Parent’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal controls over financial reporting with respect to members of the SpinCo Group that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information with respect to members of the SpinCo Group and (y) any fraud, whether or not material, that involves management or other employees of members of the SpinCo Group who have a significant role in Parent’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act).

(e) Information Supplied.

(i) The Form 20-F will not, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.2(e), no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Form 20-F based on information supplied by or on behalf of Investor specifically for inclusion or incorporation by reference therein.

(f) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement or by any of the Separation Transaction Agreements based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except Goldman, Sachs & Co., whose fees and expenses will be paid in accordance with Section 6.4.

(g) Taxes.

(i) All Tax Returns required to be filed by each of SpinCo and its Subsidiaries have been timely filed, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired, and all such Tax Returns are complete and correct, except to the extent that such failures to file, to have extensions granted that remain in effect or for such Tax Returns to be complete or correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo. All material Taxes that are due with respect to SpinCo, the SpinCo Subsidiaries and the SpinCo Business have been paid or properly accrued in accordance with GAAP. Since December 30, 2018, no Tax liability with respect to SpinCo, the SpinCo Subsidiaries and the SpinCo Business has been incurred outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(ii) No deficiencies for any Taxes have been proposed, asserted or assessed in writing in respect of or against SpinCo or any of its Subsidiaries or the SpinCo Business that are not adequately reserved for on the books of SpinCo, except for deficiencies that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo. The applicable statutes of limitations have expired for all Tax periods through 2014 for all material Tax Returns of SpinCo and its Subsidiaries. Since January 1, 2014, no written claim has been made to Parent, SpinCo or any of their respective Subsidiaries by a Governmental Authority in a jurisdiction where a member of the SpinCo Group does not file a Tax Return that such member of the SpinCo Group is or may be subject to a material Tax liability in that jurisdiction. No written claim has been made to Parent, SpinCo or any of their respective Subsidiaries by a Governmental Authority in a jurisdiction where to SpinCo or any of its Subsidiaries does not file an income or franchise Tax Return that SpinCo or any such SpinCo Subsidiary is or may be subject to income or franchise Taxes in that jurisdiction. No Contract waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to SpinCo or any of its Subsidiaries or the SpinCo Business has been filed or entered into with any Governmental Authority, and no power of attorney with respect to any such Taxes has been granted by SpinCo or its Subsidiaries to any Person.

(iii) None of Parent, SpinCo or any of their Subsidiaries has taken any action that could reasonably be expected to prevent the Distribution from qualifying as a distribution eligible for non-recognition to the shareholders of Parent under Section 355(a) of the Code.

(iv) Except for the Separation Transaction Agreements, (A) none of SpinCo or any SpinCo Subsidiary is a party to any Tax sharing or Tax indemnity agreements (excluding any commercial agreements entered into in the ordinary course of business and not primarily relating to Taxes) and (B) none of Parent or any of its Subsidiaries is a party to any Tax sharing or Tax indemnity agreements that could reasonably be expected to result in a material Tax liability to the SpinCo Group.

(v) Other than with respect to the Distribution, within the past five years, none of Parent or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(vi) No member of the SpinCo Group has agreed to make, or is required to make, any material adjustment affecting any open taxable year or period under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting methods or otherwise.

(vii) No member of the SpinCo Group has any material liability for Taxes of another corporation by reason of being an affiliate of such corporation, as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person, in each case, other than such member of the SpinCo Group.

(viii) SpinCo is resident only in the jurisdiction of its incorporation for Tax purposes and has never been treated as resident of any other jurisdiction for Tax purposes.

(ix) Each of SpinCo and any its Subsidiaries is and has been, with respect to the SpinCo Business, in compliance with all transfer pricing requirements in all material respects in all jurisdictions in which it is required to comply with applicable transfer pricing regulations, and all the transactions between SpinCo or its Subsidiaries (including any of their respective directors or officers) and any related party have been effected on an arm’s length basis.

(h) Litigation; Compliance with Laws; Permits.

(i) Except as set forth in the Parent Filed SEC Reports or in the SpinCo Financial Statements, there is no Action pending or, to the Knowledge of SpinCo and Parent, threatened against Parent, SpinCo, any of their respective Subsidiaries or any property or asset of SpinCo, any SpinCo Subsidiary or the SpinCo Business, which individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on SpinCo, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against Parent, SpinCo, any of their respective Subsidiaries, except as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent or SpinCo. There is no Action pending or, to the Knowledge of SpinCo and Parent, threatened questioning the validity of, or the right of Parent or SpinCo to enter into, this Agreement, the other Investment Transaction Agreements or the Separation Transaction Agreements, or to consummate the transactions contemplated hereby and thereby.

(ii) (A) As of the date of this Agreement, the SpinCo Business does, and as of the Closing, SpinCo and the SpinCo Subsidiaries will hold all Permits which, taken as a whole, are necessary and sufficient for the operation of the SpinCo Business as currently conducted (the “SpinCo Permits”), and no suspension or cancellation of any of the SpinCo Permits is pending or, to the Knowledge of SpinCo and Parent, threatened, and (B) as of the date of this Agreement, the SpinCo Business is, and as of the Closing, SpinCo and the SpinCo Subsidiaries will be in compliance in all respects with the terms of the SpinCo Permits, except in each case where the failure to hold any such SpinCo Permits or the suspension or cancellation of any such SpinCo Permits or the noncompliance with respect to any such SpinCo Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo. None of SpinCo, any of the SpinCo Subsidiaries or the SpinCo Business are in, and none of Parent, SpinCo or any of their respective Subsidiaries has received since January 1, 2017, any written notices with respect to violation of any applicable Laws, except where such violations, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo.

(i) Absence of Certain Changes or Events.

(i) Since December 30, 2018, there has not been any event, change, circumstance or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on SpinCo. Except (A) as specifically contemplated or permitted by this Agreement or the Separation Transaction Agreements, (B) as set forth in the Parent Filed SEC Reports or (C) for changes resulting from the announcement of this Agreement or the transactions contemplated hereby or by the Separation Transaction Agreements, since January 1, 2019 through the date hereof, members of the SpinCo Group have conducted their respective business and the SpinCo Business has been conducted, in all material respects, in the ordinary course of business consistent with past practice.

(ii) From December 30, 2018 through the date of this Agreement, except as contemplated by the Internal Restructuring, the Separation Agreement or in the Parent Filed SEC Reports, none of Parent, SpinCo or their respective Subsidiaries have taken any action that, if taken without the consent of Investor during the period from the date of this Agreement through the Closing, would constitute a breach of Article V.

(j) Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo:

(i) The SpinCo Business has been, since December 31, 2017, and is in compliance with any and all applicable Laws and regulations relating to the protection of health, safety, or the environment or the handling, use, transportation, disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”) and with all SpinCo Permits required by applicable Environmental Laws;

(ii) There are no pending or, to the Knowledge of SpinCo and Parent, threatened, Actions under or pursuant to Environmental Laws against SpinCo, any of the SpinCo Subsidiaries or the SpinCo Business, or to the Knowledge of SpinCo and Parent, any other Person whose Environmental Liabilities any member of the SpinCo Group has or may have retained or assumed by contract or operation of law, or involving any real property currently or, to the Knowledge of Parent and SpinCo, formerly owned, operated or leased by any member of the SpinCo Group or used for the SpinCo Business. The “Environmental Liabilities” of a Person means any liabilities of such Person which arise under or relate to matters covered or regulated by, or for which liability is imposed under Environmental Laws and relate to actions occurring or conditions existing on or prior to the Closing (whether vested or unvested, contingent or fixed, actual or potential, known or unknown);

(iii) There are no actual or alleged (in writing) costs (including any capital or operating expenditures required for cleanup, closure of properties or compliance with Environmental Laws or any Permit and any liabilities to Third Parties) associated with Environmental Laws or other Environmental Liabilities outstanding against any member of the SpinCo Group or any Person whose Environmental Liabilities any member of the SpinCo Group has retained or assumed by Contract or operation of law;

(iv) No real property currently or formerly owned or operated by the SpinCo Business or any member of the SpinCo Group has been contaminated with or is releasing any hazardous or toxic substances or wastes, pollutants or contaminants in a manner that would reasonably be expected to result in any Environmental Liabilities or require remediation or other action pursuant to any Environmental Law;

(v) None of Parent, SpinCo or any of their respective Subsidiaries has received any notice, demand, letter, claim or request for information alleging that SpinCo or any SpinCo Subsidiary or the SpinCo Business is in violation of or liable under any Environmental Law; and

(vi) No member of the SpinCo Group is subject to any order, decree or injunction with any Governmental Authority or agreement with any person concerning liability under any Environmental Law or relating to any hazardous or toxic substances or wastes, pollutants or contaminants.

(k) Intellectual Property.

(i) Section 4.2(k)(i) of the Parent Disclosure Schedule sets forth a true and complete list of all Scheduled Intellectual Property, including in each case (other than with respect to Internet Addresses), as applicable, the jurisdiction in which each such item has been issued or filed, registration number and application number, and, with respect to each domain name, the registrar and registrant, and, with respect to Internet Addresses, the applicable registrar.

(ii) One or more members of the SpinCo Group will own (A) as of the Closing all Owned Intellectual Property, free and clear of all Liens other than (i) non-exclusive licenses granted in the ordinary course of business consistent with past practice for use in connection with products of the SpinCo Group, (ii) Permitted Liens, and (iii) other licenses, covenants or other encumbrances granted in Contracts that have been delivered or made available to the Investor, and (B) will have as of the Closing valid rights to use the Licensed Intellectual Property. The Company Intellectual Property constitutes all of the Intellectual Property necessary and sufficient to enable the SpinCo Group to conduct the SpinCo Business in the manner in which it is being conducted as of the date of this Agreement and as contemplated to be conducted under the Separation Transaction Agreements.

(iii) To the Knowledge of SpinCo and Parent, all Intellectual Property owned by any member of the SpinCo Group is valid and enforceable.

(iv) (A) As of the date of this Agreement, none of the products or services of any member of the SpinCo Group (or the making, use, sale, distribution or other disposal or exploitation of any such products or services) or the conduct or operation of the SpinCo Business infringes, misappropriates or otherwise violates, or has infringed upon, misappropriated or otherwise violated, any Intellectual Property of any Person, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo; and (B) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo, no Actions are currently pending or threatened in writing (and remaining unresolved as of the date of this Agreement) or, to the Knowledge of SpinCo and Parent, otherwise threatened (and remaining unresolved as of the date of this Agreement) by any Person (1) alleging any of the foregoing, (2) challenging the ownership, validity or enforceability of any Owned Intellectual Property, or (3) challenging the use by SpinCo, Parent or any of their respective Subsidiaries of any Company Intellectual Property; and (C) in the eighteen (18) months immediately preceding the date of this Agreement, none of SpinCo, Parent or any of their respective Subsidiaries have received any written notice or, to the Knowledge of SpinCo and Parent, other notice regarding any of the foregoing described in clauses (A) or (B) above (including any demand or request from any Person that SpinCo, Parent or any of their respective Subsidiaries license any Intellectual Property). To the Knowledge of SpinCo and Parent, there is no reasonable basis for any such Action or challenge described in this Section 4.2(k)(iv).

(v) The use, practice and exploitation by the members of the SpinCo Group of the Licensed Intellectual Property material to the SpinCo Business as conducted on the date of this Agreement is in accordance in all material respects with the terms of the applicable license agreement pursuant to which the applicable member of the SpinCo Group acquired the right to use such Licensed Intellectual Property.

(vi) To the Knowledge of SpinCo and Parent, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated: (A) any Owned Intellectual Property or (B) any Intellectual Property exclusively licensed to any member of the SpinCo Group. None of SpinCo, Parent or any of their respective Subsidiaries have made any claims against any Person alleging any such infringement, misappropriation or other violation described in this Section 4.2(k)(vi)

(vii) To the Knowledge of SpinCo and Parent, no Owned Intellectual Property is being used by or enforced by any member of the SpinCo Group in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(viii) Each member of the SpinCo Group has taken security measures reasonable in the industry in which the SpinCo Business operates to maintain and protect the confidentiality and value of all (A) material Trade Secrets included in the Owned Intellectual Property and (B) Trade Secrets owned by any Person to whom any member of the SpinCo Group has a confidentiality obligation with respect to such Trade Secrets. No material Trade Secret included in the Owned Intellectual Property has been authorized to be disclosed or, to the Knowledge of SpinCo and Parent, has been actually disclosed to any Person other than pursuant to a valid written confidentiality Contract sufficiently restricting the disclosure and use of such material Trade Secret.

(ix) The Company IT Systems (A) are adequate in all material respects for the operation of the SpinCo Business as currently conducted and as contemplated to be conducted under the Separation Transaction Agreements; and (B) to the Knowledge of SpinCo and Parent, do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (1) materially disrupt or affect the functionality of any Company IT Systems, or (2) enable or assist any Person to access any Company IT Systems without authorization by or on behalf of the SpinCo Group.

(x) SpinCo has implemented commercially reasonable safeguards, consistent with practices in the industry in which SpinCo operates or commensurate with the risk posed by the Personal Information at issue, to protect Personal Information in its possession or under its control against loss, theft, misuse, or unauthorized access, use, modification, or disclosure.

(l) Title to Properties. Each member of the SpinCo Group has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all their respective properties and assets (other than assets that have been sold or disposed of, or for which a leasehold interest has expired or not been removed, in each case after the date hereof in the ordinary course of business consistent with past practice), except where the failure to have such good and valid title, or valid leasehold interest, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo. The properties, assets and rights owned, leased or licensed by the members of the SpinCo Group together with the services to be provided by the RemainCo Group to the SpinCo Group pursuant to the Separation Transaction Agreements, constitute (a) all of the properties, assets and rights necessary to operate the SpinCo Business as currently conducted by Parent and its Subsidiaries and as contemplated to be conducted after the Distribution under the Separation Transaction Agreements, and (b) all of the assets primarily used by Parent and its Subsidiaries in carrying on the SpinCo Business as of the date hereof.

(m) Real Property.

(i) Section 4.2(m) of the Parent Disclosure Schedule contains as of the date hereof and as of the Closing a list of all real property relating to the SpinCo Business that is (A) owned by SpinCo or SpinCo Subsidiaries (the “SpinCo Real Property”) or (B) leased or subleased by SpinCo or SpinCo Subsidiaries as lessee or sublessee, except for such leases or subleases that provide for payments of less than $10,000,000 in the aggregate in any given year (the “SpinCo Leases”). Other than the SpinCo Real Property and the real property leased or subleased pursuant to the SpinCo Leases, there is no real property used by or otherwise relating to the SpinCo Business.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo: (A) as of the date of this Agreement, Parent or its Subsidiary has, and as of the Closing a member of the SpinCo Group will have, good and marketable title to each SpinCo Real Property (and to all buildings and improvements located on such Spinco Owned Real Property), and (B) there are no pending, or, to the knowledge of Parent and SpinCo, threatened, appropriation, condemnation eminent domain or like proceedings relating to any SpinCo Real Property.

(iii) Each SpinCo Lease is valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo. Neither SpinCo nor Parent has Knowledge of, or has received written notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any SpinCo Lease, except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo. Copies of all SpinCo Leases, which are true, correct and complete, in all material respects, have been delivered or made available to Investor.

(n) Material Contracts. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo: (i) each Material Contract is a legal, valid and binding obligation of a member of the SpinCo Group or a member of the RemainCo Group enforceable against such member of the SpinCo Group or the RemainCo Group and, to the Knowledge of SpinCo and Parent, any other party thereto, in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting creditors’ rights generally and by general equitable principles; (ii) no member of the SpinCo Group or RemainCo Group, as applicable, is in breach, violation or default (with or without notice or lapse of time or both) under any Material Contract; (iii) to the Knowledge of SpinCo and Parent, no other Person that is a party to any Material Contract is in breach, violation or default (with or without notice or lapse of time or both) under such Material Contract; (iv) to the Knowledge of SpinCo and Parent, no Person is challenging the validity or enforceability of any Material Contract; and (v) from January 1, 2019 until the date hereof, no member of the RemainCo Group or the SpinCo Group has been notified that any other party to any Material Contract intends to cancel, terminate or not renew any Material Contract, whether in connection with the transactions contemplated hereby or otherwise.

(o) Employee Benefits; Labor Relations.

(i) Section 4.2(o)(i) of the Parent Disclosure Schedule will be provided within 30 days of the date of this Agreement and will contain a true and complete list of each material Benefit Plan. With respect to each material written Benefit Plan, SpinCo and Parent have made available to the Investor a current, accurate and complete copy thereof.

(ii) Except as has not had and would not reasonably be expected to have, in the aggregate, a Material Adverse Effect on SpinCo:

(A) The terms of each Benefit Plan comply with applicable Laws, and each Benefit Plan has been operated in compliance with its terms and applicable Laws.

(B) All payments by or obligations of any member of the SpinCo Group required by any Benefit Plan have been timely made or discharged and/or book-reserved, as appropriate.

(iii) Except for the Benefit Plans set forth in Section 4.2(o)(iii) of the Parent Disclosure Schedule, no Benefit Plan is a defined benefit pension plan and no current or former Employee participates in any defined benefit pension plans sponsored, or contributed to, by any member of the SpinCo Group or any member of the RemainCo Group.

(iv) The execution, delivery and performance of this Agreement, the other Investment Transaction Agreements, and the Separation Transaction Agreements by SpinCo and Parent and the consummation of transactions contemplated hereby and thereby will not: (A) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any Employee, (B) trigger any funding obligation under any Benefit Plan, or (C) entitle any Employee who remains employed with any member of the SpinCo Group following the Distribution Date to any severance pay upon the Distribution.

(v) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo, each member of the SpinCo Group is in compliance with all applicable Laws with respect to employment, employment practices, labor, terms and conditions of employment and wages and hours, and no work stoppage or labor strike against any member of the SpinCo Group is pending or, to the Knowledge of SpinCo and Parent, threatened, nor is any member of the SpinCo Group involved in or, to the Knowledge of SpinCo and Parent, threatened with any labor dispute, grievance or litigation relating to labor matters involving any Employee.

(p) Insurance and Warranty.

(i) As of the date hereof, Parent and its Subsidiaries maintain with respect to the SpinCo Business, and as of the Closing, SpinCo and the SpinCo Subsidiaries maintain, insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to the SpinCo Business (taking into account the cost and availability of such insurance). With respect to each such insurance policy, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo, (A) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course after the date hereof, is in full force and effect; (B) neither Parent, SpinCo nor any of their respective Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of Parent and SpinCo, no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy; (C) to the Knowledge of Parent and SpinCo, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (D) to the Knowledge of Parent and SpinCo, no notice of cancellation or termination has been received other than in connection with ordinary renewals.

(ii) Section 4.2(p)(ii) of the Parent Disclosure Schedule sets forth a correct and complete list of all material warranties, warranty policies, service agreements and maintenance agreements with respect to the SpinCo Business as of the date hereof, which provide for warranty coverage for a period in excess of five years other than the standard warranties utilized by the SpinCo Business in the ordinary course of business. All products manufactured, processed, assembled, distributed, shipped or sold and any services rendered in the SpinCo Business have been in conformity with all applicable contractual commitments and all express or implied warranties, except where the failure to be in conformity, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SpinCo.

(q) Liens. No Liens exist on any assets of any member of the SpinCo Group, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo.

(r) No Other Activities of SpinCo. SpinCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, the other Investment Transaction Agreements and the Separation Transaction Agreements, and it has not conducted any business prior to the date hereof other than those incident to its formation and capitalization or otherwise in connection with the transactions contemplated by this Agreement, the other Investment Transaction Agreements and the Separation Transaction Agreements. Parent and its Subsidiaries have not had or operated any terminated, divested or discontinued businesses, operations and activities that engaged in a business or operations substantially different from the SpinCo Business.

(s) SpinCo Financing. As of the date of this Agreement, Parent (or a Subsidiary thereof) and SpinCo have delivered an indicative term sheet (which is attached hereto as Section 4.2(s)(i) of the Parent Disclosure Schedule (as may be amended or replaced, in each case subject to the terms of Section 6.9(b), the “Debt Term Sheet”)) to China Construction Bank (Malaysia) Berhad (the “Proposed Financing Source”), which reflects substantially the terms and conditions on which the Proposed Financing Source will agree to arrange or provide certain financings in an aggregate amount not less than the amount of the Debt Financing (the “Proposed Financing”). A true and complete copy of the Debt Term Sheet has been provided to Investor.

(t) No Other Representations and Warranties. Parent and SpinCo hereby expressly acknowledge and agree that (i) the representations and warranties set forth in Section 4.1 and in the Investor Representation Letter are the only representations and warranties made by Investor with respect to the transactions contemplated by this Agreement and (ii) except for the representations and warranties expressly set forth in Section 4.1 and in the Investor Representation Letter, Investor does not make any other express or implied representation or warranty with respect to itself or the transactions contemplated by this Agreement, and Investor hereby disclaims all liability and responsibility for any and all projections, forecasts, estimates, plans or prospects (including the reasonableness of the assumptions underlying such forecasts, estimates, projections, plans or prospects), management presentations.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Covenants of Parent and SpinCo.

(a) Between the date of this Agreement and the Closing, except as required by applicable Law or as set forth in Section 5.1(a) of the Parent Disclosure Schedule or as expressly permitted by any other provision of this Agreement, unless Investor otherwise provides its prior written consent (not to be unreasonably withheld, conditioned or delayed), Parent and SpinCo will, or will cause their Subsidiaries to (i) conduct the SpinCo Business in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to (A) maintain in effect all material SpinCo Permits, (B) keep available the services of key employees, and (C) preserve in all material respects the current relationships and goodwill of the SpinCo Business with customers and other Persons with whom any member of the SpinCo Group has business dealings.

(b) In furtherance and not in limitation of Section 5.1(a), except as expressly set forth in Section 5.1(b) of the Parent Disclosure Schedule, the plan for the Internal Restructuring, the Separation Transaction Agreements (including any exhibit or schedule thereto) or as required by applicable Law or as expressly provided by any other provision of the Investment Transaction Agreements, Parent and SpinCo will not, and will not permit any of their respective Subsidiaries to, between the date of this Agreement and the Closing, do any of the following with respect to the SpinCo Business, SpinCo or any SpinCo Subsidiary, without the prior written consent of Investor (not to be unreasonably withheld, conditioned or delayed):

(i) amend or otherwise change the Organizational Documents of SpinCo or any SpinCo Subsidiary;

(ii) sell, transfer, lease, sublease, license, covenant not to sue with respect to, abandon, cancel, permit to lapse or expire, pledge, dispose of, grant or subject to any Liens (other than Permitted Liens), or authorize the sale, transfer, lease, sublease, license, covenant not to sue with respect to, abandonment, cancellation, pledge, disposition, grant or any Lien (other than any Permitted Lien) on, any material property, rights or assets of the SpinCo Business (other than any such transaction which (A) is in the ordinary course of business consistent with past practice and does not require Parent Board Approval, or (B) is solely among wholly owned SpinCo Subsidiaries or between SpinCo and any wholly owned SpinCo Subsidiary);

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares, other than dividends or other distributions from any SpinCo Subsidiary to SpinCo or a wholly owned SpinCo Subsidiary;

(iv) issue any shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any capital stock of SpinCo or any SpinCo Subsidiary, in each case, other than (A) in connection with the settlement of any equity awards that were issued prior to the Distribution Effective Time; (B) the issuance or settlement of any equity awards issued in the conversion of equity awards in connection with the Separation and in accordance with the Employee Matters Agreement, or (C) the issuance of any equity awards related to any newly hired or promoted senior management Employees in the ordinary course of business consistent with past practice;

(v) (A) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination), or make any capital contribution or investment in, any corporation, partnership, other business organization or any division thereof (other than a wholly owned SpinCo Subsidiary), or (B) acquire any assets (other than from a wholly owned SpinCo Subsidiary), other than, in each case, any acquisition which does not require Parent Board Approval; provided, however, that the aggregate amount of all acquisitions, contributions or investments contemplated by clauses (A) and (B), whether or not requiring Parent Board Approval, shall not exceed $25,000,000;

(vi) create, incur, assume or suffer to exist any indebtedness (determined in accordance with GAAP) for borrowed money, or issue guarantees, loans or advances, in each case, other than (A) borrowings under existing credit facilities of SpinCo or the SpinCo Subsidiaries as in effect on the date of this Agreement solely to fund operating expenses in the ordinary course of business, (B) any transactions among SpinCo and the wholly owned SpinCo Subsidiaries, (C) guarantees of indebtedness for borrowed money of any wholly owned SpinCo Subsidiary by SpinCo or guarantees by any such SpinCo Subsidiary of indebtedness for borrowed money of SpinCo or any other wholly owned SpinCo Subsidiary, which indebtedness is incurred in compliance with this Section 5.1(b)(vi), or (D) indebtedness for borrowed money incurred to replace, renew, extend or refinance any existing indebtedness for borrowed money of SpinCo or any wholly owned SpinCo Subsidiary, in each case in an amount not to exceed the amount of the indebtedness replaced, renewed, extended or refinanced (plus interest and premium, if any, thereon and the amount of reasonable refinancing fees and expenses incurred in connection therewith) and on terms that are no less favorable to SpinCo or such SpinCo Subsidiary than the terms of the indebtedness replaced, renewed, extended or refinanced;

(vii) engage in the conduct of any new line of business material to the SpinCo Business, taken as a whole;

(viii) fail to maintain sufficient working capital required to operate the SpinCo Business in the ordinary course consistent with past practice;

(ix) make any amendment, supplement or modification to, waive any default, provision or condition of, assign or delegate any rights or obligations under, or terminate any provision of, any Separation Transaction Agreement (or enter into any Separation Transaction Agreement having the effect of any of the foregoing), other than an Approved Modification;

(x) (A) hire any Employee whose annual base salary exceeds $500,000 and who is employed at the executive vice president level or above (a “Senior Executive”), (B) materially increase benefits payable to Employees under any existing severance or termination pay policies, (C) establish, adopt or materially amend any collective bargaining, pension, retirement or deferred compensation arrangement or (D) increase compensation payable to any Senior Executive, except, in the case of clauses (B) through (D), for any such action which is (x) in the ordinary course of business, (y) as may be required by applicable Laws or pursuant to any Benefit Plan, or (z) consistent with actions taken for similarly situated employees of the RemainCo Business;

(xi) make any material changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xii) make or change any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(xiii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(xiv) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in accordance with their terms of liabilities, claims or obligations reflected or reserved against in the SpinCo Financial Statements or incurred since the date of the SpinCo Financial Statements in the ordinary course of business consistent with past practice;

(xv) (A) enter into any Material Contract that (1) limits or otherwise restricts any member of the SpinCo Group from engaging or competing in any line of business in any geographic area, (2) requires Parent Board Approval, or (3) would be breached by, or require the consent of any third party in order to continue in full force and effect, following the Closing, or (B) modify, amend or terminate any Material Contract to which it is a party or waive, release or assign any material rights or claims it may have under any such Material Contract, other than any such modification, amendment, termination, waiver, release or assignment which is in the ordinary course of business consistent with past practice and does not require Parent Board Approval;

(xvi) settle or compromise any material Action involving the SpinCo Business, other than any settlement or compromise which: (A) is in the ordinary course of business consistent with past practice and does not require Parent Board Approval or (B) Parent is permitted to undertake pursuant to Section 4.12 and Section 4.13 of the Separation Agreement without SpinCo’s consent (including in respect of any RemainCo Specified Actions (as defined in the Separation Agreement)), but subject to the provisions thereof;

(xvii) enter into, waive any material rights under or amend in any material respect any Contract between any member of the SpinCo Group, on the one hand, and any member of the RemainCo Group, on the other hand, that, pursuant to the Separation Agreement, will survive the Distribution Effective Time; or

(xviii) authorize or agree to take any of the foregoing actions, or enter into any letter of intent (binding or non-binding) or similar written agreement or arrangement with respect to any of the foregoing.

(c) Parent and SpinCo shall, prior to the Closing, provide Investor: (i) on or prior to November 15, 2019, the historical consolidated audited balance sheet of the SpinCo Business at December 30, 2018, and the related consolidated audited statement of operations and the related consolidated audited statement of cash flow, in each case, for the fiscal year ended December 30, 2018 (in each case, together with the notes thereto), in each case, to be included in the initial filing of the Form 20-F; (ii) within a reasonable period after the books for each monthly accounting period of the SpinCo Business are closed, a monthly unaudited report for the SpinCo Business for such month, in the form attached to Schedule 5.1(c)(ii); and (iii) within a reasonable period after the books for each quarterly accounting period of the SpinCo Business are closed, a quarterly unaudited report for the SpinCo Business for such quarter, in the form attached to Schedule 5.1(c)(iii).

(d) Nothing contained in this Agreement shall give Parent or SpinCo, directly or indirectly, the right to control or direct Investor’s business prior to the Closing. Nothing contained in this Agreement shall give Investor, directly or indirectly, the right to control or direct the operations of the SpinCo Business prior to the Closing.

Section 5.2 Separation Committee.

(a) Each Separation Committee Party will notify the other Separation Committee Parties of its initial two representatives on the Separation Committee promptly after the date of this Agreement. The Separation Committee Parties will use their respective commercially reasonable efforts to cause their representatives on the Separation Committee to meet (whether in person and/or by video or phone conference) at least once every two weeks (or such other frequency as may be mutually agreed by the Separation Committee Parties) to discuss the progress of, and matters relating to, the Internal Restructuring, the Separation, the Distribution and the SpinCo Transfer (as defined in the Separation Agreement). Parent will be responsible for scheduling such meetings, including soliciting agenda items from the Separation Committee Parties and their representatives, preparing agendas and, if applicable, other materials for such meetings and circulating the agenda, any relevant materials and a meeting notice/invitation with video and/or telephone conference numbers at least one Business Day prior to each scheduled meeting. Each Separation Committee Party will ensure that its respective legal counsel has reviewed the proposed agenda and any other meeting materials in advance of each meeting and that such legal counsel participates in each meeting to ensure, among other things, compliance with applicable Law.

(b) To the extent Parent and/or SpinCo wishes to modify any of the schedules to (i) the Separation Agreement, including any modification to the internal restructuring steps set forth in Schedule 1.1(a) to the Separation Agreement, or (ii) the Transition Services Agreement (in each case, other than any such modification that is reasonably required to maintain the Tax-Free Status (as defined in the Tax Matters Agreement) of the Distribution and is not materially adverse to SpinCo or the SpinCo Business), Parent and/or SpinCo will provide to each member of the Separation Committee a notice (a “Modification Notice”) setting out in reasonable detail such proposed modification (a “Proposed Modification”) and its reasons for such Proposed Modification.

(c) The Separation Committee, acting by majority vote of its members other than (i) representatives of the Separation Committee Party proposing a Proposed Modification, and (ii) representatives of Total, must either approve or reject such Proposed Modification within five Business Days after receipt of the applicable Modification Notice (such approval not to be unreasonably withheld, conditioned or delayed) or such other time period as the Separation Committee Parties may agree to in writing from time to time, provided that, if a member of the Separation Committee whose vote is required to approve or reject a Proposed Modification does not take action to approve or reject such Proposed Modification within five Business Days after receipt of the applicable Modification Notice, such member will be deemed to have approved such Proposed Modification. The Separation Committee Party proposing a Proposed Modification will use commercially reasonable efforts to respond to any questions from any member of the Separation Committee related to such Proposed Modification and will provide each such question and its response to each member of the Separation Committee. The Separation Committee Parties will, if requested by any member of the Separation Committee, cause a meeting of the Separation Committee to be held as promptly as practicable (and in any event within five Business Days after receipt of the applicable Modification Notice) to discuss a Proposed Modification and, in no event, will any Separation Committee Party negotiate with another Separation Committee Party with respect to approval of a Proposed Modification without disclosing the substance of such negotiations to each member of the Separation Committee Party, including the representatives of the Separation Committee Party proposing such Proposed Modification. If the Separation Committee, acting by majority vote of its members other than (i) representatives of the Separation Committee Party proposing a Proposed Modification, and (ii) representatives of Total, does not approve (or is not deemed to approve) such Proposed Modification, such Proposed Modification will not be made or effected.

(d) Any Proposed Modification approved, or deemed to be approved, by majority vote of the Separation Committee’s members other than (i) representatives of the Separation Committee Party proposing such Proposed Modification, and (ii) representatives of Total (each an “Approved Modification”) will be deemed to be incorporated into the relevant schedule of the Separation Agreement or the Transition Services Agreement (as applicable) in substitution for (and to the exclusion of) any provision in the schedule modified as a result of such approval or deemed approval.

(e) A Separation Committee Party may, from time to time, remove or replace any of its representatives, or appoint a representative, to the Separation Committee by notice to the other members of the Separation Committee for any reason or no reason, provided that no Separation Committee Party will have more than two representatives on the Separation Committee at any time. Only the Separation Committee Party designating a representative to the Separation Committee will be entitled to remove, replace or fill a vacancy for such representative.

(f) All notices to be provided under this Section 5.2 to the members of the Separation Committee will be in writing and will be deemed to have been given and received if sent by electronic mail (with confirmation of receipt by the recipient, which confirmation will be promptly delivered by the recipient if so requested by the sender in the applicable notice or other communication) to such email addresses as may be notified by each member to the other members of the Separation Committee from time to time. Any such communication will be deemed to have been received: (i) if such notice is sent prior to 5:00 P.M. in the time zone of the receiving party, on the date sent or, if such date is not a Business Day, on the Business Day after the date on which such notice is sent; or (ii) if such notice is sent after 5:00 P.M. in the time zone of the receiving party, on the next Business Day after the date on which such notice is sent.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Public Announcements. The Parties and Total will each use reasonable best efforts to develop a joint communications plan and each Party and Total will use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated herein and in the Separation Transaction Agreements will be consistent with such joint communications plan. Without prejudice to the foregoing, (a) the press release announcing the execution of this Agreement and/or the consummation of the Investment will be issued only in such form and at such time as will be mutually agreed in writing by the Parties and Total and (b) except as may be required by applicable Law, Parent, SpinCo, Total and Investor will consult with each other before issuing any press release, having any communications with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors, stockholders or analysts with respect to this Agreement, the other Investment Transaction Agreements, or the Separation Transaction Agreements or the transactions contemplated hereby and thereby, and will not, without the prior written consent of the other Parties or Total, as applicable, issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation; provided that notwithstanding anything herein to the contrary, Parent, Investor and SpinCo will be permitted to make public disclosures relating to this Agreement, the other Investment Transaction Agreements, the Separation Transaction Agreements and the transactions contemplated hereby and thereby in one or more of their respective filings with the SEC, China Securities Regulatory Commission or the Shenzhen Stock Exchange (as applicable) as required by applicable Law, provided that, Parent, Investor or SpinCo, as applicable, will use reasonable efforts to provide Total and the other Parties a reasonable opportunity to comment on such public disclosure in advance of such filing. After the initial press release, no information may be included in any press release relating to Investor, Total, their respective Affiliates, or any of their respective directors, officers or employees, without the prior written consent of Investor or Total, as applicable (such consent of Investor or Total, as applicable, not to be unreasonably withheld, conditioned or delayed); provided that no such consent will be required for any such information that is consistent with information or statements previously publicly disclosed and consented to by Investor or Total, as applicable.

Section 6.2 Access to Information. From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of Parent and SpinCo will (and each will cause its respective Subsidiaries to) (a) notify Investor of any material development relating to the Distribution (including the status thereof), (b) furnish promptly to Investor such financial and operating data and other information relating to the SpinCo Business as Investor may reasonably request, and (c) upon reasonable notice, afford to Investor and its officers, directors, employees, accountants, counsel, technical consultants and financial advisors reasonable access, during normal business hours, to the properties, books and records relating to the SpinCo Business (excluding any Tax Returns of Parent or any member of the RemainCo Group and related notes, worksheets, files and documents relating thereto other than any of the foregoing that relate solely to one or more members of the SpinCo Group) and, the senior management Employees; provided, however, that Parent or SpinCo may restrict the foregoing access to the extent that (i) any applicable Laws or Material Contract requires Parent, SpinCo or any of their respective Subsidiaries to restrict or prohibit access to any such properties or information or (ii) disclosure of such information would violate confidentiality obligations to a third party. Investor will hold any such information obtained pursuant to this Section 6.2 in confidence in accordance with, and will otherwise be subject to the provisions of, the Nondisclosure Agreement dated August 23, 2018 among Parent, Investor and Total and the Side Agreement to Nondisclosure Agreement dated December 10, 2018 between Parent and Investor (collectively, as each may be amended or supplemented, the “Confidentiality Agreements”). Notwithstanding anything in the Confidentiality Agreements or this Agreement to the contrary, following the Closing, (A) any disclosure of information (other than any information relating to Parent or its Subsidiaries (excluding, for the avoidance of doubt, members of the SpinCo Group)) that is not prohibited by the Shareholders Agreement will not be deemed to be a breach of this Section 6.2 or the Confidentiality Agreements, and (B) except as provided in clause (A), nothing in this Section 6.2 shall be construed to limit or otherwise modify the provisions or term of the Confidentiality Agreements, which shall survive any termination of this Agreement. Any investigation by Investor will not affect the representations and warranties contained herein or the conditions to the respective obligations of the Parties to consummate the Investment.

Section 6.3 Reasonable Best Efforts.

(a) Each Party, and Total where required by applicable Foreign Antitrust Laws, will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement and the Separation Transaction Agreements to which it is a party as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Separation Transaction Agreements to which it is a party.

(b) In furtherance and not in limitation of the foregoing, each Party, and Total where required by applicable Foreign Antitrust Laws, will (i) make or cause to be made an appropriate filing or filings pursuant to any Foreign Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable, and (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any Foreign Antitrust Law and use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under any Foreign Antitrust Law, as applicable, as soon as practicable.

(c) In furtherance and not in limitation of the provisions of the foregoing, each Party, and Total where required by applicable Foreign Antitrust Laws, will use its reasonable best efforts to (i) cooperate in all respects with each other Party and Total in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, and (ii) keep the other Parties and Total informed in all material respects and on a reasonably timely basis of any material communication received by such Party or Total from, or given by such Party or Total to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement. Subject to applicable Law relating to the exchange of information, each Party and Total will have the right (A) to review in advance, and to the extent practicable each Party and Total will consult with the other Parties and Total on, any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions contemplated by this Agreement and (B) to participate in any material meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement to the extent reasonably practicable and to the extent not prohibited by such Governmental Authority.

(d) In furtherance and not in limitation of the provisions of the foregoing, each Party, and Total where applicable, will use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 6.3 will require any Party or Total or any of their respective Subsidiaries to take any action or enter into any settlement or other agreement or binding arrangement that limits such Party’s or Total’s freedom of action with respect to or that requires such Party or Total to sell, hold separate or otherwise dispose of or restrict access to any businesses, product lines, assets or properties of Parent, SpinCo, Investor, Total or any of their Subsidiaries including the capital stock of any such Subsidiary.

(e) In furtherance and not in limitation of the foregoing, Investor will:

(i) make all appropriate filings required in connection with the PRC Approvals (except for the foreign exchange filing with the relevant bank authorized by SAFE) as promptly as practicable within the applicable period required by applicable Law and in any event within 30 Business Days of the date hereof and, with respect to the foreign exchange filing with the relevant bank authorized by SAFE (if required), make all appropriate filings with such bank as promptly as practicable after obtaining the approvals of NDRC and MOFCOM for the PRC overseas direct investment by Investor as contemplated by this Agreement, and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to applicable Law of the PRC in connection with the PRC Approvals;

(ii) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the PRC Approvals as soon as practicable, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as any PRC Governmental Authority or Person may assert under any applicable Laws of the PRC or order of a PRC Governmental Authority with respect to the PRC Approvals; and

(iii) keep Parent, SpinCo and Total reasonably informed on a timely basis and in reasonable detail of the status of the PRC Approvals.

(f) Each of the Parties and Total will cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority not contemplated by this Agreement is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. To the extent required by applicable Law, Parent and SpinCo will use reasonable best efforts to (and will cause any of their applicable Subsidiaries to) inform, consult or more generally involve any relevant employee representative bodies, in connection with the transactions contemplated by this Agreement and the Separation Agreement, and will provide Investor and Total with copies of any material employee representative information documents, opinions, decisions or similar relevant justification documents provided to such relevant employee representative bodies in connection therewith to the extent permitted by applicable Law.

Section 6.4 Fees and Expenses. Without in any way limiting Section 6.12 or Section 8.2, whether or not the transactions contemplated by this Agreement or the Separation Agreement are consummated, (i) all Expenses incurred by Investor will be paid by Investor, (ii) all Expenses incurred by Parent or SpinCo prior to the Closing Date will be paid by Parent or SpinCo in accordance with Section 10.9 of the Separation Agreement, and (iii) all Expenses incurred by Total prior to the Closing Date will be paid by Total; provided, however, that notwithstanding any other provision of this Agreement, SpinCo will be liable for all Expenses incurred by Parent, SpinCo, Total, Investor or any of their respective Subsidiaries in connection with the Debt Financing and the Additional Financing. All Expenses of any Party or Total incurred after the Closing Date will be paid by such Person.

Section 6.5 Notification of Changes. Each Party will, as promptly as reasonably practicable after receipt of written notice thereof, advise the other Parties of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this

Agreement or the Separation Transaction Agreements where such receiving Party reasonably believes that the failure to obtain such consent would reasonably be expected to (i) result in a material Action relating to the transactions contemplated by this Agreement or the Separation Transaction Agreements or (ii) be materially adverse to SpinCo, (b) any Actions commenced or, to its Knowledge, threatened relating to the transactions contemplated by this Agreement or the Separation Transaction Agreements, or (c) the occurrence, or non-occurrence, of any event, condition, fact or circumstance (including the breach of any representation, warranty, covenant or obligation set forth in this Agreement) (i) having, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SpinCo, Parent or Investor, as applicable, or (ii) which has resulted, or which could reasonably be expected to result, in any of the conditions set forth in Article VII not being satisfied; provided, however, that no such notification will alter or affect in any manner the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

Section 6.6 Transaction Waiver.

(a) Prior to the Distribution, Parent and SpinCo shall use commercially reasonable efforts to obtain a waiver from the SIC with respect to the applicability of the Singapore Code to SpinCo in all cases except in the case of a tender offer (within the meaning of the Exchange Act) where the Tier I Exemption is available and SpinCo relies on the Tier I Exemption to avoid full compliance with the tender offer rules promulgated under the Exchange Act (a “General Waiver”), including by furnishing such information and/or providing such confirmations as may be reasonably requested or required to obtain such General Waiver. Each of Total and Investor will provide all timely cooperation reasonably requested by Parent and SpinCo in connection with obtaining such General Waiver, as applicable, including by furnishing such information and/or providing such confirmations as may be reasonably requested or required to obtain such General Waiver, as applicable.

(b) In the event that it becomes reasonably apparent that the General Waiver will not be granted prior to the Distribution Date and, based on the advice of counsel, the Parties and Total reasonably determine that the Distribution and/or the Investment is expected to trigger the mandatory general offer provisions under Rule 14 of the Singapore Code (“Offer Obligation”), the Parties and Total shall use commercially reasonable efforts to, and will cooperate with each other Party and Total to, obtain ruling(s) from the SIC such that an Offer Obligation will not be triggered as a result of the Distribution and/or the Investment, as applicable (a “Ruling”), or, if the SIC rules that an Offer Obligation would be triggered by the Distribution and/or the Investment, as applicable, a waiver from such Offer Obligation (each a “Specific Waiver”), including by furnishing such information and/or providing such confirmations as may be reasonably requested or required to obtain such Specific Waiver, as applicable.

(c) In furtherance and not in limitation of the provisions of the foregoing, (i) Parent and SpinCo shall keep Total and Investor informed in all material respects and on a reasonably timely basis of any material communication received from or given to the SIC regarding any General Waiver, (ii) Total and TZS shall have the right to review in advance, and to the extent practicable Parent and SpinCo will consult with Total and Investor on, any filing made with, or written materials submitted to, the SIC in connection with any General Waiver, (iii) the relevant Parties shall keep each other Party informed in all material respects and on a reasonably timely basis of any material communication received from or given to the SIC regarding any applicable Ruling and/or Specific Waiver, and (iv) each other Party shall have the right to review in advance, and to the extent practicable, the relevant Party will consult with each other Party on, any filing made with, or written materials submitted to, the SIC in connection with any Ruling and/or Specific Waiver.

Section 6.7 Obligations under Separation Agreement. Parent and SpinCo will use reasonable best efforts to consummate the Separation and the Distribution as soon as practicable following the date of this Agreement.

Section 6.8 Non-Competition; Non-Solicitation.

(a) Non-Competition.

(i) For a period of three years after the Closing, neither Investor nor Total will conduct, participate or engage in, or bid for or otherwise pursue, a business (whether as a principal, partner, joint venture, or owner of any debt or equity interest in any person or business) that conducts, participates or engages in, or bids for or otherwise pursues a business that is engaged in, high-efficiency n-type solar cells (including research and development or manufacturing activities relating thereto, and such business, the “N-Type Cell Business”).

(ii) For a period of ten years after the Closing, neither Investor nor Total will conduct, participate or engage in, or bid for or otherwise pursue, a business (whether as a principal, partner, joint venture, or owner of any debt or equity interest in any person or business) that conducts, participates or engages in, or bids for or otherwise pursues a business that is engaged in, interdigitated back contact solar cells (including research and development or manufacturing activities relating thereto, and such business, the “IBC Business” and together with the N-Type Cell Business, the “Competing Businesses”).

(iii) Neither Section 6.8(a)(i) or Section 6.8(a)(ii) will be deemed breached as a result of (A) the ownership by Investor, Total or their respective Affiliates, employees, officers and directors of less than an aggregate of 5% of any class of capital stock of a Person engaged, directly or indirectly, in a Competing Business; provided, however, that such capital stock is listed or quoted on a national securities exchange or the Nasdaq National Market, (B) Investor, Total or any of their respective Affiliates, employees, officers and directors acquiring control of any Person or business that derives a portion of its revenues from a Competing Business so long as it will use its reasonable best efforts to divest all of such Competing Business as promptly as practicable and in any event within 12 months after the consummation of such acquisition of control, (C) Investor, Total or any of their respective Affiliates, employees, officers and directors owning an interest in a strategic partnership that derives no more than 5% of its revenues from a Competing Business in the most recently completed fiscal year preceding the later of (1) the Closing and (2) the date of the acquisition of such interest, (D) Investor, Total or any of their respective Affiliates, employees, officers and directors participating in another activity involving the N-Type Cell Business or the IBC Business, so long as no more than 5% of such activity involves, in the aggregate, the Competing Businesses, (E) business, holdings, strategic partnerships or other activities that Investor, TZS, Total or any of their respective Affiliates, employees, officers and directors have or were engaged in immediately prior to December 17, 2018, to the extent such activities are described on Schedule 6.8(a)(iii)(E), or (F) Investor’s holdings, strategic partnerships or activities that are primarily focused on the supply of silicon wafers, provided that such silicon wafers supplied by Investor or at Investor’s direction, as is and when supplied by Investor or at Investor’s direction and not taking into account any subsequent modifications by any Persons (other than Investor) or any effects of such modifications, are not themselves high-efficiency n-type solar cells or interdigitated back contact solar cells.

(iv) Notwithstanding the foregoing, the restrictions set forth in this Section 6.8(a) shall terminate with respect to (A) Investor, on the date that is the earlier of (x) the expiration of the periods set forth in Section 6.8(a)(i) and Section 6.8(a)(ii), respectively; and (y) the end of a 5-year period beginning on the date that Investor no longer (1) holds at least 10% of the outstanding SpinCo Shares, and (2) has any board representation rights on the Board of Directors of SpinCo or any other governance rights in SpinCo as set forth in the Shareholders Agreement; and (B) Total on the date that is the earlier of (x) the expiration of the periods set forth in Section 6.8(a)(i) and Section 6.8(a)(ii), respectively; and (y) the end of a 5-year period beginning on the date that Total no longer (1) holds at least 10% of the outstanding SpinCo Shares, and (2) has any board representation rights on the Board of Directors of SpinCo or any other governance rights in SpinCo as set forth in the Shareholders Agreement.

(v) Investor, Parent, SpinCo and Total agree that the covenants included in this Section 6.8(a) are reasonable in their geographic and temporal coverage, and that none of Investor, Parent, SpinCo or Total will raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenants; provided, however, that if the provisions of this Section 6.8(a) should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by applicable Law in any jurisdiction, then such provisions will be deemed reformed in such jurisdiction to the minimum extent required by applicable Law to cure such issue. Notwithstanding any other provision of this Agreement, it is understood and agreed that monetary damages would be inadequate in the case of any breach of the covenants contained in this Section 6.8(a), and that Investor will be entitled to seek equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

(b) Non-Solicitation.

(i) For a period of three years after the Closing, Investor will not, and will direct its Affiliates and any of its employees, officers and directors acting at Investor’s direction not to, solicit for employment or hire any member of senior management employed by Parent or its Affiliates or otherwise induce any such individual to terminate his or her employment by Parent or its Affiliates; provided that, the foregoing will not prohibit Investor and any of its Affiliates, employees, officers and directors from engaging in general solicitation for employment and hiring any person who responds thereto; provided that such general solicitation is not targeted at employees of Parent.

(ii) For a period of three years after the Closing, Investor will not, and will direct its Affiliates and any of its employees, officers and directors acting at Investor’s direction not to, take any action aimed at causing any customer or potential customer or partner of Parent, SpinCo or the SpinCo Business to sever its business relationship with Parent, SpinCo or the SpinCo Business, as applicable.

(iii) For a period of three years after the Closing, each of Parent and SpinCo will not, and will direct their respective Affiliates and any of their respective employees, officers and directors acting at Parent’s or SpinCo’s direction (as applicable) not to, take any action aimed at causing any customer or potential customer or partner of Investor to sever its business relationship with Investor or its Affiliates.

Section 6.9 SpinCo Financing; Closing Debt; Closing Cash.

(a) Debt Financing Efforts. Parent and SpinCo shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the Closing Date from the Proposed Financing Source and/or other Debt Financing Sources, including using reasonable best efforts to, at or prior to the Distribution, (i) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions that are acceptable to the Debt Financing Sources and which are the best terms and conditions then available to SpinCo, which terms shall, in any event, be no less favorable to SpinCo than the Acceptable Financing Terms and (ii) satisfy, or cause to be satisfied (or, if deemed advisable by Parent, seek the waiver of), on a timely basis all conditions precedent to the utilization of the Debt Financing that are required to be satisfied by Parent, SpinCo and their respective Subsidiaries. Parent and SpinCo will keep Investor informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and will provide copies of all documents related to the Debt Financing to Investor.

(b) Replacement Financing. If any portion of the Debt Financing (as contemplated in the Debt Term Sheet) becomes, or would reasonably be expected to become, unavailable , Parent and SpinCo shall as promptly as practicable following the occurrence of such event (i) notify Investor (which notification shall, in any case, be made within two Business Days after the occurrence of such event), (ii) use their reasonable best efforts to arrange to obtain alternative debt financing from internationally recognized financing sources (including alternative sources) to be funded at Closing in an amount sufficient to replace any unavailable portion of the Debt Financing on the best terms and conditions then available to SpinCo, which terms shall, in any event, be no less favorable to SpinCo than the Acceptable Financing Terms (the “Replacement Financing”), and (iii) keep Investor informed, on a reasonably current basis, of the status of their efforts to arrange Replacement Financing, including the terms and conditions of any proposed Replacement Financing, and will promptly provide copies of all material documents relating to the Replacement Financing to Investor. The provisions of Sections 6.9(a) and 6.9(d) shall be applicable to any Replacement Financing with terms no less favorable to SpinCo than the Acceptable Financing Terms and, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such Replacement Financing and all references to the Debt Financing Sources shall include the Persons providing or arranging such Replacement Financing.

(c) Additional Financing. Parent and SpinCo shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain a revolving credit facility of not less than $100,000,000, available to be drawn by SpinCo immediately after Closing on terms and conditions reasonably satisfactory to Investor and the Boards of Directors of Parent and SpinCo (the “Additional Financing”), and shall use their reasonable best efforts to, (i) as promptly as possible negotiate and enter into definitive agreements with respect to the Additional Financing and (ii) at or prior to the Distribution, satisfy, or cause to be satisfied (or, if deemed advisable by Parent, seek the waiver of), on a timely basis all conditions precedent to the utilization of the Additional Financing that are required to be satisfied by Parent, SpinCo and their respective Subsidiaries. Parent and SpinCo will keep Investor informed on a reasonably current basis in reasonable detail of the status of their efforts to arrange the Additional Financing and will provide copies of all documents related to the Additional Financing to Investor. If any portion of the Additional Financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated by the definitive agreements with respect thereto, Parent and SpinCo shall promptly notify Investor.

(d) Financing Cooperation. Prior to the Distribution, each of Investor, Total and Parent agree to jointly pursue, and to cause its Affiliates and its and their respective officers, employees, independent auditors, counsel and other representatives to provide, all timely cooperation reasonably requested by Parent and SpinCo in connection with the arrangement of the Debt Financing loan facilities contemplated in the Debt Term Sheet and the arrangement of the Additional Financing, including, in each case, (i) participation in meetings with banks, due diligence sessions and road shows, (ii) assisting with the preparation of materials for bank information memoranda and similar documents required in connection with the Debt Financing contemplated in the Debt Term Sheet and the Additional Financing, and (iii) furnishing SpinCo and its financing sources with financial and other pertinent information regarding Investor or Total, as applicable, as may be reasonably requested by Parent, SpinCo or its financing sources; provided, however, that none of Investor, Total or their respective Affiliates or any of its or their respective officers or employees shall be required to provide any financial information in a format not customarily prepared by Investor or Total, as applicable, or to provide any non-public, confidential or proprietary information or to execute any document in connection with this Section 6.9(d), and none of Investor, Total, their respective Affiliates or its or their respective officers or employees shall be required to expend out-of-pocket money in connection with this Section 6.9(d).

(e) Closing Debt Amount; Closing Cash Amount.

(i) Parent and SpinCo will take such actions as are reasonably necessary to ensure that, immediately following the Distribution and immediately prior to the Closing, SpinCo shall (A) not have Financial Indebtedness in an amount that is more than the Target Debt Amount and (B) hold Available Cash in an amount that is not less than the Target Cash Amount.

(ii) As promptly as practicable, but in any event no later than 30 Business Days after the Distribution Effective Time, SpinCo will deliver to Parent a written notice setting forth its good faith calculation of the Closing Cash Amount, the Closing Debt Amount and the Adjustment Amount, along with a summary showing in reasonable detail SpinCo’s calculation of each component thereof (the “Closing Statement”). Parent shall notify SpinCo in writing within 30 Business Days following Parent’s receipt of the Closing Statement (the “Review Period”) if Parent objects to any matter set forth in the Closing Statement, which notice shall describe the basis for such objection in reasonable detail (the “Notice of Disagreement”); provided that SpinCo and Parent shall be deemed to have agreed upon all items and amounts that are not so disputed by Parent in the Notice of Disagreement. If no Notice of Disagreement is received by SpinCo prior to the expiration of the Review Period, then the Closing Statement shall be deemed to have been accepted by each of SpinCo and Parent and shall become final and binding upon each of SpinCo and Parent. If, at the expiration of the Review Period, SpinCo and Parent have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, SpinCo and Parent shall each promptly submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Closing Statement marked to indicate those line items that are not in dispute) to KPMG LLP or, if that firm declines to act as provided in this Section 6.9(e)(ii), to another internationally recognized firm of independent public accountants, selected promptly by and mutually reasonably acceptable to SpinCo and Parent (the “Independent Accounting Firm”). The Independent Accounting Firm shall be instructed to make, within 30 days after its selection pursuant to the preceding sentence, a final determination in accordance with this Agreement, binding upon SpinCo and Parent, solely with respect to the appropriate amount of each line item in the Closing Statement which remains in dispute as indicated in the Notice of Disagreement submitted to the Independent Accounting Firm, and to promptly notify SpinCo and Parent in writing of its determination. All determinations and calculations by the Independent Accounting Firm pursuant to this Section 6.9(e)(ii) will (A) consider only those items that are set forth in the Notice of

Disagreement and remain in dispute, (B) be based solely on written submissions by Parent and SpinCo, and not by independent review, (C) will be a value, with respect to each item in dispute, that is not higher or lower than the highest and lowest values submitted for such item by Parent or SpinCo, and (D) not consider in any respect or for any purpose any settlement discussions or settlement offer made by or on behalf of Parent or SpinCo. In making such determination, the Independent Accounting Firm shall function as an expert and not as an arbitrator. A judgment on the determination made by the Independent Accounting Firm pursuant to this Section 6.9(e)(ii) may be enforced by any arbitral tribunal in accordance with Section 9.10. The fees and expenses of the Independent Accounting Firm will be allocated to and borne by Parent and SpinCo in proportion to the net amounts by which the proposals of Parent and SpinCo differed from the Independent Accounting Firm’s final determination. During the review by the Independent Accounting Firm, each of SpinCo and Parent will each provide the Independent Accounting Firm with such access to their respective books, records, accountants and relevant employees as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under this Section 6.9(e)(ii).

(iii) If the Final Adjustment Amount is a positive amount, then SpinCo, or a member of the SpinCo Group, shall pay by wire transfer of immediately available funds to Parent, or a member of the RemainCo Group designated in writing by Parent, the amount of the Final Adjustment Amount, within five Business Days after the Final Statement becomes final and binding.

(iv) If the Final Adjustment Amount is a negative amount, then Parent, or a member of the RemainCo Group, shall pay by wire transfer of immediately available funds to SpinCo, or a member of the SpinCo Group designated in writing by SpinCo, the amount of the absolute value of the Final Adjustment Amount, within five Business Days after the Final Statement becomes final and binding.

(v) SpinCo will provide Investor with a reasonable period of time to review and comment on the Closing Statement prior to its delivery to Parent and will consider in good faith all comments to the Closing Statement reasonably proposed by Investor in good faith. SpinCo will notify Investor promptly (and in any event within two Business Days) following receipt of a Notice of Disagreement, will provide Investor with a reasonable period of time to review and comment on any submission to the Independent Accounting Firm and will consider in good faith all comments to any such submission reasonably proposed by Investor in good faith. SpinCo will keep Investor informed, on a reasonably current basis, of any discussions or correspondence with Parent or the Independent Accounting Firm regarding the Notice of Disagreement, the Closing Statement or the matters contemplated therein, and will notify Investor promptly (and in any event within two Business Days) following the Independent Accounting Firm’s final determination contemplated by Section 6.9(e)(ii) and provide a copy of such final determination to Investor.

(vi) Notwithstanding anything to the contrary set forth in this Agreement, from the Closing until such time as the Final Adjustment Amount has been finally determined in accordance with Section 6.9(e)(ii), SpinCo will (and will cause its Subsidiaries to), upon reasonable notice during normal business hours, make available to Investor and its accountants: (A) the work papers and supporting records which SpinCo, its Subsidiaries and their accountants prepared in connection with the Closing Statement and any submission to the Independent Accounting Firm and any relevant supporting documentation relating thereto (including complete and accurate copies thereof); and (B) those persons responsible for the preparation of the Closing Statement and any submission to the Independent Accounting Firm, including the accountants of SpinCo and its Subsidiaries, for discussion thereof.

(f) Financial Statements Remedies.

(i) In the event that the Net Aggregated Impact on Changes of Pro Forma Balance Sheet reflects a decrease in net assets of more than $10,000,000 but less than $50,000,000, then the Target Cash Amount will increase by an amount equal to the absolute value of such decrease in excess of $10,000,000.

(ii) In the event that the Net Aggregated Impact on Changes of Pro Forma Balance Sheet reflects an increase in net assets of more than $10,000,000, then an amount of Specific Assets, and/or receivables due to Parent from the SpinCo Group and/or any other assets of the SpinCo Group (which are not critical to the operation of the SpinCo Business) will be reallocated to Parent before the Distribution in an amount equal to the amount of such increase in excess of $10,000,000, but such amount not to exceed $50,000,000 (with such reallocation to be mutually agreed in good faith by the Parties prior to the Distribution).

(iii) If Parent and SpinCo reasonably determine, prior to the Form 20-F Effective Date, that the Net Aggregated Impact on Changes of Pro Forma Balance Sheet is reasonably likely to exceed $50,000,000 when the Form 20-F is declared effective by the SEC, then (i) Parent and Spinco will promptly notify Investor, and (ii) for a period of 45 days the Parties will discuss in good faith potential amendments to this Agreement (including any applicable condition to the Closing), the other Investment Transaction Agreements and the Separation Transaction Agreements to remediate such event; provided, that no Party will be obligated to agree to any such amendment.

(iv) For the avoidance of doubt, in no event will any of the items contemplated in clauses (i) through (ii) be duplicative.

Section 6.10 Other Investment Transaction Agreements. SpinCo, Total and Investor will take all necessary action to, immediately prior to the Closing, execute the Shareholders Agreement and the Registration Rights Agreement.

Section 6.11 NASDAQ Listing. Each of Parent and SpinCo will use its reasonable best efforts to cause the SpinCo Shares to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date.

Section 6.12 Solvency Firm. Parent will engage a valuation or appraisal firm of national reputation (the “Solvency Firm”) and use its reasonable best efforts to obtain from the Solvency Firm (a) if Parent requests, an opinion dated the date the Board of Directors of Parent declares and effects the Distribution in form and substance reasonably satisfactory to the Board of Directors of Parent and addressed to the members of the Board of Directors Parent as to the surplus of Parent in connection with the declaration of the Distribution, (b) an opinion dated the date the Board of Directors of Parent declares the Distribution in form and substance reasonably satisfactory to the Board of Directors of Parent and addressed to the members of the Board of Directors of Parent as to the solvency of Parent and its Subsidiaries immediately after giving effect to the transactions contemplated by this Agreement and the Separation Transaction Agreements and (c) an opinion dated the date the Board of Directors of Parent declares the Distribution in form and substance reasonably satisfactory to the Board of Directors of Parent and addressed to the members of the Board of Directors of SpinCo as to the solvency of SpinCo and the SpinCo Subsidiaries immediately after giving effect to the transactions contemplated by this Agreement and the Separation Transaction Agreements (the opinion in clause (a), only if requested by Parent, and the opinions in clauses (b) and (c) collectively, the “Surplus and Solvency Opinions”). Each of Parent and SpinCo will be responsible for the payment of 50% of the fees and expenses of the Solvency Firm in connection with the opinions contemplated by this Section 6.12. If the Board of Directors of Parent makes the Solvency Condition Determination, Parent shall promptly (and in any event within one Business Day thereafter) provide written notice thereof to Investor.

Section 6.13 Preparation of the Form 20-F. As promptly as practicable following the date hereof, (i) Parent and SpinCo will prepare a registration statement on Form 20-F to effect the registration of the SpinCo Shares pursuant to Section 12(b) of the Exchange Act in connection with the Distribution, in consultation with Investor, and (ii) SpinCo will file the Form 20-F with the SEC. Parent and SpinCo will use their reasonable best efforts to ensure that the Form 20-F will comply in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder. Parent and SpinCo will use their reasonable best efforts to have the Form 20-F declared effective by the SEC as promptly as practicable after filing with the SEC. Parent and SpinCo will use their reasonable best efforts to cause the Form 20-F to be mailed to Parent’s stockholders as promptly as practicable after the Form 20-F is declared effective by the SEC. Parent and SpinCo will, as promptly as practicable after receipt thereof, provide to Investor copies of, consult with Investor and prepare written responses with respect to, any written comments received from the SEC or its staff with respect to the Form 20-F and advise Investor of any oral comments with respect to the Form 20-F received from the SEC or its staff. Notwithstanding any other provision herein to the contrary, prior to filing or mailing the Form 20-F (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, Parent and SpinCo (i) will provide Investor with a reasonable period of time to review and comment on such document or response and (ii) will consider in good faith all additions, deletions or changes reasonably proposed by Investor in good faith. Parent and SpinCo will advise Investor, promptly after receiving notice thereof, of the time when the Form 20-F has become effective, the issuance of any stop order with respect to the Form 20-F or any request by the SEC for amendment of the Form 20-F. If at any time prior to the Closing any information relating to Investor, Parent or SpinCo, or any of their respective Affiliates, officers or directors, is discovered by Investor, Parent or SpinCo which should be set forth in an amendment or supplement to the Form 20-F so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information will promptly notify the other Parties and, to the extent required by Applicable Laws, an appropriate amendment or supplement describing such information will be promptly filed by SpinCo with the SEC and disseminated to the stockholders of Parent.

Section 6.14 No Solicitation of Transactions.

(a) From the date hereof until the Closing or the earlier termination of this Agreement in accordance with Article VIII, Parent and SpinCo shall not, and shall cause their respective Subsidiaries and each of their respective Affiliates, directors, officers, employees, representatives and agents (collectively, “Representatives”) not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any inquiry with respect to or the making of any proposal or offer (including any proposal or offer to Parent’s stockholders) that constitutes, or could reasonably be expected to lead to, an Alternative Transaction, (ii) enter into, engage in, initiate or otherwise participate in discussions or negotiations with any Person or group of Persons regarding an Alternative Transaction, (iii) provide or furnish, or cause to be provided or furnished, to any Person or group of Persons, any non-public information concerning the business, operations, properties or assets of the SpinCo Business, Parent, SpinCo or any of their respective Subsidiaries in connection with an Alternative Transaction, (iv) agree to, approve, endorse, recommend or consummate any Alternative Transaction or enter into any letter of intent, memorandum of understanding or other agreement contemplating or otherwise relating to any Alternative Transaction, (v) to the extent related to a potential Alternative Transaction, grant any waiver, amendment or release under any standstill or similar agreement or Takeover Statute (and Parent and SpinCo shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill or similar agreement or Takeover Statute), (vi) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing, or (vii) authorize or permit any of their respective Subsidiaries, Affiliates or Representatives to take any action set forth in clauses (i) through (vi) of this Section 6.14(a). Parent and SpinCo shall, and shall cause their respective controlled Affiliates, Subsidiaries and Representatives to, immediately cease and terminate all existing discussions or negotiations with any Persons conducted heretofore with respect to an Alternative Transaction.

(b) Parent shall notify Investor as promptly as practicable (and in any event within 48 hours after Parent or SpinCo have knowledge thereof), orally and in writing, of any proposal, offer or inquiry from or with any Person or group of Persons with respect to an Alternative Transaction specifying (x) the material terms and conditions thereof

(including any subsequent amendment or proposed amendment to such terms and conditions), and (y) the identity of the Person or group of Persons making such proposal, offer or inquiry. Parent shall keep Investor reasonably informed of any material changes, developments, discussion or negotiations regarding any proposal, offer or inquiry with respect to an Alternative Transaction and of any material changes in the status and terms of any such proposal, offer or inquiry (including the terms and conditions thereof), in each case, on a reasonably prompt basis (and in any event within 48 hours thereof). Parent and SpinCo agree that none of Parent, SpinCo or any of their respective Affiliates or Subsidiaries will enter into any Acceptable Confidentiality Agreement or any other Contract with any Person subsequent to the date hereof which prohibits Parent or SpinCo from providing any information to Investor pursuant to this Section 6.14.

(c) Notwithstanding anything to the contrary contained in Section 6.14(a), if at any time prior to the date that the Form 20-F shall have been declared effective by the SEC (the “Form 20-F Effective Date”) Parent or any of its Representatives receives an unsolicited, written bona fide proposal or offer for a Parent Transaction from any Person or group of Persons, which proposal or offer did not result from any breach of this Section 6.14, (i) Parent and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof, and (ii) if the Board of Directors of Parent or any duly constituted and authorized committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal or offer for a Parent Transaction constitutes or could reasonably be expected to result in a Superior Proposal, then Parent and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Parent and its Subsidiaries and its and their businesses to the Person or group of Persons who made such proposal or offer for a Parent Transaction, provided that Parent concurrently provides to Investor any written non-public information concerning SpinCo or any of its Subsidiaries or the SpinCo Business that is provided to any Person or group of Persons and was not previously provided to Investor or its Representatives and (y) subject to the requirements of Section 6.14(b), engage in or otherwise participate in discussions or negotiations with such Person or group of Persons making such proposal or offer for a Parent Transaction.

(d) Except as expressly permitted by this Section 6.14(d), neither the Board of Directors of Parent nor any committee thereof shall (i) (A) make any recommendation or public statement in connection with any Alternative Transaction, (B) if a tender offer or exchange offer that constitutes an Alternative Transaction is commenced, fail to recommend against the acceptance by Parent’s stockholders of such tender offer or exchange offer (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance by Parent’s stockholders of such tender offer or exchange offer, which disclosure shall constitute a failure to recommend against the acceptance by Parent’s stockholders of such tender offer or exchange offer) within 10 Business Days after the commencement thereof; provided, however, that a customary “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act shall not be prohibited, or (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to Parent’s stockholders an Alternative Transaction (the actions described in this clause (i) being referred to as an “Alternative Transaction Recommendation”), or (ii) authorize, cause or permit Parent, SpinCo or any of their Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to any Alternative Transaction (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.14(c)) (each, an “Acquisition Agreement”). Notwithstanding the foregoing, prior to the Form 20-F Effective Date, the Board of Directors of Parent may, in response to an unsolicited, written bona fide proposal or offer for a Parent Transaction, which proposal or offer did not result from any breach of this Section 6.14, (I) make an Alternative Transaction Recommendation with respect to such Parent Transaction, or (II) authorize Parent to terminate this Agreement in accordance with Section 8.1(h) in order to concurrently enter into an Acquisition Agreement providing for such Parent Transaction if, in either case, the Board of Directors of Parent or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisor and outside legal counsel, that (x) the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of Parent under applicable Law and (y) such proposal or offer for such Parent Transaction constitutes a Superior Proposal, but subject to the satisfaction of each of the following conditions: (1) Parent shall have complied with the requirements of Section 6.14(a) through Section 6.14(c), (2) Parent shall have given Investor at least three Business Days’ (the “Superior Proposal Notice Period”) prior written notice (a “Notice of Superior Proposal”) advising Investor that Parent has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group of Persons making such Superior Proposal and indicating that the Board of Directors of Parent intends to make an Alternative Transaction Recommendation with respect to such Superior Proposal or authorize Parent to terminate this Agreement in accordance with Section 8.1(h); (3) if Investor requests, Parent shall have negotiated, and caused its Representatives to negotiate, in good faith with Investor and its Representatives (and with Total and its Representatives, to the extent Total desires to do so) to make such adjustments in the terms and conditions of this Agreement and the Separation Transaction Agreements (as applicable) such that it would cause such Parent Transaction to no longer constitute a Superior Proposal; (4) following the end of such Superior Proposal Notice Period, the Board of Directors of Parent or any duly constituted and authorized committee thereof shall have considered in good faith and taken into account any changes to this Agreement and the Separation Transaction Agreements (as applicable) proposed by Investor in response to the Notice of Superior Proposal or otherwise, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the proposal or offer for a Parent Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal; and (5) in the event of any modification to the material terms or conditions of the proposal or offer that was determined to be a Superior Proposal, Parent shall, in each case, have delivered a new Notice of Superior Proposal to Investor and shall have again complied with the requirements of this Section 6.14(d), provided that the Superior Proposal Notice Period shall be at least one Business Day (rather than the three Business Days otherwise contemplated by clause (2) of this Section 6.14(d)).

(e) Nothing contained in this Section 6.14 shall prohibit Parent or the Board of Directors of Parent from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to Parent’s stockholders if, the Board of Directors of Parent determines in good faith after consultation with outside legal counsel that the failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that the Board of Directors of Parent shall not make an Alternative Transaction Recommendation except in accordance with Section 6.14(d).

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of Investor, Parent and SpinCo to effect the Closing are subject to the satisfaction on or prior to the Closing Date (or waiver on or prior to the Closing Date to the extent permitted by applicable Law) of the following conditions:

(a) No Injunctions or Restraints, Illegality. No applicable Laws shall have been adopted, promulgated or enforced by any Governmental Authority, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction (an “Injunction”) shall be in effect, having the effect of making the Investment illegal or otherwise prohibiting consummation of the Investment.

(b) No Pending Governmental Actions. No proceeding initiated by any Governmental Authority seeking, and which is reasonably likely to result in the granting of, an Injunction having the effect of making the Investment illegal or otherwise prohibiting consummation of the Investment shall be pending.

(c) PRC Approvals. The PRC Approvals shall have been obtained.

(d) Foreign Antitrust Laws. All notifications and filings required under any Foreign Antitrust Laws to be made prior to the Closing Date to any Governmental Authority, and all consents, approvals and authorizations required by applicable Laws to be obtained prior to the Closing Date under Foreign Antitrust Laws in order to effect the Investment shall have been made or obtained, and all waiting periods applicable to the Investment under any Foreign Antitrust Laws, shall have expired or been terminated other than those notifications, filings, consents, approvals and authorizations the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SpinCo, or a material adverse effect on the RemainCo Group (as defined in the Separation Agreement), Total or TZS, in each case, taken as a whole.

(e) Effectiveness of the Form 20-F. The Form 20-F shall have been declared effective by the SEC and shall not be subject to any order suspending the effectiveness of the Form 20-F or any stop order; and no proceedings for such purposes shall have been pending before or threatened by the SEC.

(f) Mailing of the Form 20-F. Copies of the Form 20-F shall have been mailed to the Record Holders (as defined in the Separation Agreement).

(g) NASDAQ Listing. The SpinCo Shares shall have been approved for listing on the NASDAQ (or other mutually acceptable national securities exchange), subject to official notice of issuance.

(h) Surplus and Solvency Opinions. The Board of Directors of Parent and the Board of Directors of SpinCo, as applicable, shall have received the Surplus and Solvency Opinions contemplated by clauses (b) and (c) of Section 6.12 and such opinions shall not have been withdrawn, modified or rescinded.

(i) Other Agreements. (i) The Escrow Agreement and each of the Separation Transaction Agreements contemplated to be in effect at such time shall be in full force and effect and each party thereto shall have performed or complied with, in all material respects, the obligations required to be performed or complied with by it under such agreement at or prior to the Closing Date, and (ii) each of the Shareholders Agreement and the Registration Rights Agreement shall have been executed by all parties thereto and shall become effective immediately upon Closing in accordance with their respective terms.

(j) Internal Restructuring, Separation and Distribution. Each of (i) the Internal Restructuring, (ii) the Separation and (iii) the Distribution shall have been consummated on the terms and conditions set forth in the Separation Agreement.

(k) Incorporation of SpinCo. SpinCo shall have been duly incorporated and shall have been converted from a private company to a public company under the Companies Act, Chapter 50 of Singapore.

(l) Securities Filings. The actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities Laws or blue sky Laws (and any comparable Laws under any foreign jurisdiction) and the rules and regulations thereunder will have been taken or made, and, where applicable, will have become effective or been accepted.

(m) Governmental Approvals. Any Governmental Approvals (as defined in the Separation Agreement) required for the consummation of the Separation and the Distribution shall have been obtained.

(n) Debt Financing. SpinCo and the other parties thereto shall have entered into definitive agreements with respect to the Debt Financing and shall have delivered to Investor evidence reasonably satisfactory to Investor that (i) all conditions precedent to the utilization of the Debt Financing have been satisfied or waived and (ii) the Debt Financing has not been utilized.

(o) Additional Financing. SpinCo and the other parties thereto shall have either (i) entered into definitive agreements with respect to the Additional Financing and shall have delivered to Investor evidence reasonably satisfactory to Investor that (A) all conditions precedent to the utilization of the Additional Financing have been satisfied or waived and (B) the Additional Financing has not been utilized, or (ii) put into place (A) the alternative working capital arrangements set forth in Schedule 7.2(o) and (B) the Supply Agreement (including Section 5(b) thereof), in each case, such that they will be effective concurrent with the Closing.

(p) Relevant Employee Consulting. If, and to the extent required by applicable Law, Parent shall have, and shall have procured that any applicable Subsidiary of Parent shall have, informed, consulted or more generally involved any relevant employee representative bodies, in connection with the transactions contemplated by this Agreement and the Separation Agreement, and shall have provided Investor and Total with copies of such employee representative information documents, opinions, decisions or similar relevant justification documents, as applicable.

(q) Transaction Waiver.

(i) If (A) a General Waiver has not been obtained from the SIC pursuant to Section 6.6(a), and (B) based on the advice of counsel, the Parties and Total reasonably determine that the Investment is expected to trigger the mandatory general offer provisions under Rule 14 of the Singapore Code, then a Ruling or a Specific Waiver (in each case, applicable to the Investment) shall have been obtained from the SIC on conditions reasonably satisfactory to the Parties and Total.

(ii) If (A) a General Waiver has not been obtained from the SIC pursuant to Section 6.6(a), and (B) based on the advice of counsel, Parent, SpinCo and Total reasonably determine that the Distribution is expected to trigger the mandatory general offer provisions under Rule 14 of the Singapore Code, then a Ruling or a Specific Waiver (in each case, applicable to the Distribution) shall have been obtained from the SIC on conditions reasonably satisfactory to Parent, SpinCo and Total.

Section 7.2 Additional Conditions to Obligations of Investor. The obligations of Investor to effect the Closing are subject to the satisfaction on or prior to the Closing Date (or waiver by Investor on or prior to the Closing Date to the extent permitted by applicable Law) of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties set forth in Section 4.2(a)(i) (Organization; Authority; Subsidiaries), Section 4.2(b) (Capital Structure) (other than Section 4.2(b)(iv) and Section 4.2(b)(vii)), Section 4.2(c)(i) (No Conflicts), Sections 4.2(d)(ii), 4.2(d)(iii), 4.2(d)(iv) and 4.2(d)(v) (Reports and Financial Statements) and Section 4.2(f) (Brokers or Finders) shall be true and correct in all respects (except, solely with respect to Section 4.2(b), for de minimis inaccuracies), in each case, as of the date of this Agreement and as of the Closing as though made on and as of the date of this Agreement and the Closing (except to the extent that such representations and warranties speak only as of another date or dates in which case, only as of such date(s)), and (ii) each of the other representations and warranties set forth in Section 4.2 shall be true and correct (without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing as though made on and as of the date of this Agreement and the Closing (except to the extent that such representations and warranties speak only as of another date or dates in which case, only as of such date(s)), except where the failure of such other representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), individually or in the aggregate, has not had and would not, reasonably be expected to have a Material Adverse Effect on SpinCo.

(b) Performance of Obligations of Parent and SpinCo. Each of SpinCo and Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on SpinCo.

(d) Available Cash; Financial Indebtedness. SpinCo (i) shall hold Available Cash in an amount that is not less than the Target Cash Amount and (ii) shall not have Financial Indebtedness in an amount that is more than the Target Debt Amount, in each case, immediately prior to the Closing, and SpinCo shall have delivered to Investor written evidence thereof in form and substance reasonably satisfactory to Investor and certified to be true and correct as of the Closing Date by the chief financial officer of SpinCo.

(e) Officer Certificate. Parent and SpinCo shall have delivered to Investor a certificate, dated as of the Closing Date, duly executed by a senior executive officer of Parent and a senior executive officer of SpinCo, certifying as to the satisfaction of the conditions specified in Section 7.2(a)-(c) and (e).

Section 7.3 Additional Conditions to Obligations of Parent and SpinCo. The obligations of Parent and SpinCo to effect the Closing are subject to the satisfaction on or prior to the Closing Date (or waiver by Parent and SpinCo on or prior to the Closing Date to the extent permitted by applicable Law) of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Investor set forth in Section 4.1(a) (Organization; Authority), Section 4.1(b)(i) (No Conflicts), Section 4.1(d) (Brokers or Finders), Section 4.1(f) (Acquisition for Investment), Section 4.1(g) (No Investment Company), Section 4.1(h) (Ownership of Stock) and Section 4.1(i) (Sufficient Funds) shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing as though made on and as of the date of this Agreement and the Closing (except to the extent that such representations and warranties speak only as of another date or dates in which case, only as of such date(s)), and each of the other representations and warranties of

Investor set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing as though made on and as of the date of this Agreement and the Closing (except to the extent that such representations and warranties speak only as of another date or dates in which case, only as of such date(s)), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Investor.

(b) Performance of Obligations of Investor. Investor shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. Investor shall have delivered to Parent and SpinCo a certificate, dated as of the Closing Date, duly executed by a senior executive officer of Investor, certifying as to the satisfaction of the conditions specified in Section 7.3(a)-(b).

(d) Representation Letter Supporting Tax-Free Distribution of SpinCo. Investor shall have delivered to Parent a representation letter, in substantially the form set forth on Schedule 7.3(d), that will be used to support a Tax opinion from Parent’s counsel that the Distribution satisfies the requirements of Section 355 of the Code (the “Investor Representation Letter”).

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, by action taken or authorized by the Board of Directors of the terminating Party or Parties as provided below:

(a) by the mutual written consent of Parent and Investor;

(b) by either Parent or Investor if the Closing shall not have occurred on or before August 8, 2020 (as such date may be extended pursuant to the following provisos, the “Termination Date”); provided, that the Termination Date shall be extended by 45 days if the Parties engage in discussions pursuant to Section 6.9(f)(iii); provided, further that if, on August 8, 2020 (or September 22, 2020 if the Termination Date has been extended pursuant to the preceding proviso), the condition set forth in Section 7.1(d) shall not have been satisfied and no event shall have occurred that has resulted, or could reasonably be expected to result, in any other condition set forth in Article 7 not being satisfied, then the Termination Date may be extended to November 8, 2020 (or December 23, 2020 if the Termination Date has been extended pursuant to the preceding proviso) if either Parent or Investor notifies the other Parties in writing prior to the initial Termination Date (as extended pursuant to the preceding proviso, if applicable) of its election to so extend the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party that has breached in any material respect any of its obligations under this Agreement where such breach was the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date;

(c) by either Parent or Investor if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party if it has breached in any material respect any of its obligations under this Agreement where such breach was the cause of, or resulted in, the issuance of, or the failure to be resolved or lifted of, such order, decree, ruling or other action;

(d) by either Parent or Investor if the PRC Approvals shall not have been obtained prior to the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party if it has breached in any material respect any of its obligations under this Agreement where such breach was the cause of, or resulted in, the failure to obtain such PRC Approvals;

(e) by Parent, if Investor shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) are not capable of being satisfied on or before the Termination Date;

(f) (i) by Parent, if the Board of Directors of Parent in good faith concludes (after consultation with its outside legal counsel and the Solvency Firm) that the conditions set forth in Section 7.1(h) related to the Surplus and Solvency Opinions contemplated by Sections 6.12 are not reasonably capable of being satisfied on or before the Termination Date based on facts available to the Board of Directors of Parent at the time of such conclusion (the “Solvency Condition Determination”) or (ii) by Investor, if (A) the Board of Directors of Parent has made the Solvency Condition Determination and (B) Parent has not terminated this Agreement pursuant to the foregoing clause (i) within five Business Days after making such Solvency Condition Determination;

(g) by Investor, if Parent or SpinCo shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) are not capable of being satisfied on or before the Termination Date;

(h) by Parent prior to the Form 20-F Effective Date, if (i) the Board of Directors of Parent shall have authorized Parent to terminate this Agreement in order to concurrently enter into an Acquisition Agreement with respect to a Superior Proposal, and (ii) Parent concurrently with the termination of this Agreement pursuant to this Section 8.1(h) enters into an Acquisition Agreement with respect to such Superior Proposal referred to in the foregoing clause (i); provided that Parent shall not be entitled to terminate this

Agreement pursuant to this Section 8.1(h) unless Parent has complied with Section 6.14 with respect to such Superior Proposal and shall have paid (or caused to be paid) in full the Parent Transaction Fee due under (and in accordance with) Section 8.2(b)(ii) prior to or concurrently with terminating this Agreement pursuant to this Section 8.1(h), and any purported termination pursuant to this Section 8.1(h) shall be void and of no force or effect if Parent shall not have paid (or caused to be paid) in full the Parent Transaction Fee due under (and in accordance with) Section 8.2(b)(ii); or

(i) by Investor prior to the Form 20-F Effective Date, if the Board of Directors of Parent shall have made an Alternative Transaction Recommendation.

Section 8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or Investor as provided in Section 8.1, this Agreement shall become void and there shall be no liability or obligation on the part of Investor, Parent, SpinCo, Total or their respective Subsidiaries, officers or directors under this Agreement, except that the second sentence of Section 6.2, Section 6.4, this Section 8.2 and Article IX (other than Section 9.11) shall survive such termination.

(b) If this Agreement is terminated by:

(i) Investor pursuant to Section 8.1(b), Section 8.1(c), or Section 8.1(g), in each case, as a result of any intentional breach by Parent, then (A) Parent shall (1) pay (or cause to be paid), or instruct the Escrow Agent to release from the Parent Escrow Fund, to Investor an amount equal to the Parent Termination Fee, and (2) instruct the Escrow Agent to release to Investor the Investor Escrow Fund, and (B) the Parties shall jointly instruct the Escrow Agent to release (1) to Investor, if applicable, the Purchase Price Escrow Fund and (2) to Parent the remainder of the Parent Escrow Fund, after taking into account any release or payment pursuant to clause (A)(1) of this Section 8.2(b)(i);

(ii) Parent pursuant to Section 8.1(h), then (A) Parent shall (1) pay (or cause to be paid), or instruct the Escrow Agent to release from the Parent Escrow Fund, to Investor an amount equal to the funds held in the Parent Escrow Fund, (2) pay (or cause to be paid) to Investor an amount equal to (x) the Parent Transaction Fee less (y) the amount of funds held in the Parent Escrow Fund paid to Investor pursuant to the foregoing clause (A)(1), and (3) instruct the Escrow Agent to release to Investor the Investor Escrow Fund, and (B) the Parties shall jointly instruct the Escrow Agent to release to Investor, if applicable, the Purchase Price Escrow Fund; provided that all payments and releases of funds contemplated by the foregoing clauses (A)(1) and (A)(2) shall occur prior to or concurrently with the termination of this Agreement by Parent pursuant to Section 8.1(h);

(iii) Investor pursuant to Section 8.1(i) and such Alternative Transaction Recommendation relates to a Parent Transaction, then (A) Parent shall (1) pay (or cause to be paid), or instruct the Escrow Agent to release from the Parent Escrow Fund, to Investor an amount equal to the funds held in the Parent Escrow Fund, (2) pay (or cause to be paid) to Investor an amount equal to (x) the Parent Transaction Fee less (y) the amount of funds held in the Parent Escrow Fund paid to Investor pursuant to the foregoing clause (A)(1), and (3) instruct the Escrow Agent to release to Investor the Investor Escrow Fund, and (B) the Parties shall jointly instruct the Escrow Agent to release to Investor, if applicable, the Purchase Price Escrow Fund; or

(iv) Investor pursuant to Section 8.1(i) and such Alternative Transaction Recommendation relates to an Alternative Transaction that is not a Parent Transaction, then (A) Parent shall (1) pay (or cause to be paid), or instruct the Escrow Agent to release from the Parent Escrow Fund, to Investor an amount equal to the Parent Termination Fee, and (2) instruct the Escrow Agent to release to Investor the Investor Escrow Fund, and (B) the Parties shall jointly instruct the Escrow Agent to release (1) to Investor, if applicable, the Purchase Price Escrow Fund and (2) to Parent the remainder of the Parent Escrow Fund, after taking into account any release or payment pursuant to clause (A)(1) of this Section 8.2(b)(iv).

(c) If this Agreement is terminated by:

(i) Investor or Parent pursuant to Section 8.1(d), provided that, Parent and SpinCo shall have timely performed their obligations pursuant to Section 5.1(c)(i), (A) Investor shall (1) pay (or cause to be paid), or instruct the Escrow Agent to release from the Investor Escrow Fund, to Parent an amount equal to the Investor Termination Fee, and (2) instruct the Escrow Agent to release to Parent the Parent Escrow Fund, and (B) the Parties shall jointly instruct the Escrow Agent to release (1) to Investor the remainder of the Investor Escrow Fund, after taking into account any release or payment pursuant to clause (A)(1) of this Section 8.2(c)(i), and (2) to Investor, if applicable, the Purchase Price Escrow Fund; or

(ii) Parent pursuant to Section 8.1(b), Section 8.1(c), or Section 8.1(e), in each case, as a result of any intentional breach by Investor, (A) Investor shall (1) pay (or cause to be paid), or instruct the Escrow Agent to release from the Investor Escrow Fund, to Parent an amount equal to the Investor Termination Fee, and (2) instruct the Escrow Agent to release to Parent the Parent Escrow Fund, and (B) the Parties shall jointly instruct the Escrow Agent to release (1) to Investor the remainder of the Investor Escrow Fund, after taking into account any release or payment pursuant to clause (A)(1) of this Section 8.2(c)(ii), and (2) to Investor, if applicable, the Purchase Price Escrow Fund.

(d) If this Agreement is terminated by:

(i) Parent or Investor pursuant to Section 8.1(b) and (A) prior to such termination any Person or group of Persons submits a proposal or offer for an Alternative Transaction that is not a Parent Transaction, which Alternative Transaction shall not have been withdrawn as of such termination, and (B) at any time on or prior to the date that is seven months following such termination, Parent,

SpinCo or any of their Subsidiaries consummates, or enters into a definitive agreement for, any Alternative Transaction that is not a Parent Transaction (in each case, whether or not such Alternative Transaction was the same Alternative Transaction referred to in clause (A) hereof), Parent shall pay to (or cause to be paid to) Investor the Parent Termination Fee by wire transfer (to an account designated by Investor) in immediately available funds prior to or concurrently with the consummation of, or entry into a definitive agreement for, such Alternative Transaction; provided that, solely for purposes of this Section 8.2(d)(i), the term “Alternative Transaction” shall have the meaning set forth in clauses (a), (b), or (c) of the definition of Alternative Transaction except that all references to 20% shall be deemed references to 50%; or

(ii) Parent or Investor pursuant to Section 8.1(b) and (A) prior to such termination any Person or group of Persons submits a proposal or offer for a Parent Transaction which shall not have been withdrawn as of such termination, and (B) at any time on or prior to the date that is seven months following such termination, Parent or any of its Subsidiaries consummates, or enters into a definitive agreement for, any Parent Transaction (in each case, whether or not such Parent Transaction was the same Parent Transaction referred to in clause (A) hereof), Parent shall pay to (or cause to be paid to) Investor the Parent Transaction Fee by wire transfer (to an account designated by Investor) in immediately available funds prior to or concurrently with the consummation of, or entry into a definitive agreement for, such Parent Transaction.

(e) If this Agreement is terminated for any reason other than as described in Sections 8.2(b) or 8.2(c), then the Parties will jointly instruct the Escrow Agent to (i) release to Investor the Investor Escrow Fund and, if applicable, the Purchase Price Escrow Fund and (ii) release to Parent the Parent Escrow Fund.

(f) The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, (i) if Investor fails promptly to pay, or to instruct the Escrow Agent to release to, Parent any amount due from Investor pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against Investor for payment of the fee set forth in this Section 8.2, Investor will pay to Parent its reasonable attorneys’ fees and expenses incurred in connection with such suit, together with interest on the amount of such fee from the date such payment is required to be made until the date such payment is actually made and (ii) if Parent fails promptly to pay, or to instruct the Escrow Agent to release, to Investor any amount due from Parent pursuant to this Section 8.2, and, in order to obtain such payment, Investor commences a suit which results in a judgment against Parent for payment of the fee set forth in this Section 8.2, Parent will pay to Investor its reasonable attorneys’ fees and expenses incurred in connection with such suit, together with interest on the amount of such fee from the date such payment is required to be made until the date such payment is actually made. Interest under this Section 8.2(f) will accrue at the annual rate published by The Wall Street Journal as the U.S. prime rate plus 2.0% on the date such payment was required to be made (compounded monthly).

(g) The Parties hereby agree that the amounts payable by Investor pursuant to Section 8.2 will be the sole and exclusive remedy of Parent or SpinCo against Investor or any of its Affiliates or any stockholders, partners, members, directors, officers, employees or agents of any of the foregoing for any losses or damages suffered by Parent or SpinCo as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon payment of the amounts payable by Investor pursuant to this Section 8.2, none of Investor, any of its Affiliates or any stockholders, partners, members, directors, officers, employees or agents of any of the foregoing, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The Parties agree that the amounts payable by Parent pursuant to this Section 8.2 will be the sole and exclusive remedy of Investor and its stockholders, partners, members, directors, officers, employees or agents against Parent, SpinCo and their respective Subsidiaries, stockholders, partners, members, directors, officers or agents for any losses or damages suffered by Investor, any of its Affiliates or any of their respective stockholders, partners, members, directors, officers, employees or agents as a result of the failure of the transactions contemplated by this Agreement to be consummated, and upon payment of the amounts payable by Parent pursuant to this Section 8.2, none of Parent, SpinCo, or any of their respective Subsidiaries, stockholders, partners, members, directors, officers, employees or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, each Party shall be permitted and entitled to seek both a grant of specific performance and payment of the Parent Termination Fee, the Parent Transaction Fee or the Investor Termination Fee, as applicable; provided that (i) under no circumstance shall any Party be permitted or entitled to receive both (A) a grant of specific performance and (B) payment of the Parent Termination Fee, the Parent Transaction Fee or the Investor Termination Fee, as applicable, and (ii) upon the payment of the Parent Termination Fee, the Parent Transaction Fee or the Investor Termination Fee, as applicable, the remedy of specific performance shall not be available against Parent or Investor or their respective Affiliates. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent for breach of this Agreement (whether willfully, intentionally, unintentionally or otherwise) shall not exceed the amount of the Parent Termination Fee, except in connection with the events described in Section 8.2(b)(ii), Section 8.2(b)(iii) or Section 8.2(d)(ii), in which case, the maximum aggregate liability of Parent for breach of this Agreement (whether willfully, intentionally, unintentionally or otherwise) shall not exceed the Parent Transaction Fee. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Investor for breach of this Agreement (whether willfully, intentionally, unintentionally or otherwise) shall not exceed the amount of the Investor Termination Fee.

(h) For purposes of this Section 8.2, each of the Parties acknowledges that this Agreement may only be deemed to be terminated by a Party pursuant to a single subsection of Section 8.1.

(i) Except as otherwise expressly provided in this Article VIII, all payments and releases of funds pursuant to this Article VIII will be made (or caused to be made) by the applicable Party as promptly as reasonably practicable (and, in any event, within three Business Days) following the date of termination of this Agreement pursuant to this Article VIII by wire transfer of immediately available funds.

(j) Notwithstanding anything to the contrary set forth in this Agreement, if any amount should be released from the Parent Escrow Fund, the Investor Escrow Fund or the Purchase Price Escrow Fund pursuant to Section 2.3, Section 2.4 or this Section 8.2, Investor and Parent shall execute and deliver such instructions to the Escrow Agent (including any joint instructions to the extent required by the Escrow Agreement or the Escrow Agent) and take such other action as may be required to give full effect to such provisions of Section 2.3, Section 2.4 or this Section 8.2 and cause such amount to be released in accordance with the terms of the Escrow Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Total Representations and Warranties. Total represents and warrants to Parent, SpinCo and Investor as follows: (a) it is a company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, with all requisite corporate or other power and authority to execute, deliver and perform this Agreement and each other Investment Transaction Agreement and to consummate the transactions contemplated hereby and thereby and otherwise to carry out its obligations hereunder or thereunder; (b) this Agreement has been, and upon its execution each other Investment Transaction Agreement will have been, duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally; and (c) the execution and delivery of each of the Investment Transaction Agreements by it and the consummation by it of the transactions contemplated hereby or thereby have been duly authorized by all necessary internal action on its part.

Section 9.2 Non-Survival of Representations, Warranties, Covenants and Agreements. This Article IX and the representations, warranties, covenants and agreements of Parent, SpinCo, Total and Investor, as applicable, contained in Section 4.2(b) (Capital Structure), Section 6.4 (Fees and Expenses), Section 6.8 (Non-Competition; Non-Solicitation), and Section 6.9(e) (Closing Debt Amount; Closing Cash Amount) will survive the Closing; provided that the representations and warranties contained in Section 4.2(b) will survive the Closing only until the 24-month anniversary of the Closing Date. All other representations, warranties, covenants and agreements in this Agreement will not survive the Closing, other than (for the avoidance of doubt) as set forth on Schedule 9.2.

Section 9.3 Counterparts.

(a) This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

(b) This Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Escrow Agreement and the Separation Transaction Agreements contain the entire agreement among the Parties and Total with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter.

Section 9.4 Governing Law. This Agreement and, unless expressly provided therein, the Escrow Agreement will be governed by and construed and interpreted in accordance with the Laws of Singapore without regard to rules of conflicts of laws.

Section 9.5 Binding Effect; Assignability. This Agreement will be binding upon and inure to the benefit of the Parties, Total and their respective successors and permitted assigns. No Party or Total may assign any of its rights or assign or delegate any of its obligations under this Agreement without the express prior written consent of the other Parties and Total, as applicable, except that Investor may prior to the Closing, upon notice to Parent and SpinCo, designate its Affiliate (the “Investor Designee”) to purchase the Purchased Shares and to execute the Shareholders Agreement and the Registration Rights Agreement at the Closing; provided, that, such designation shall not relieve Investor of its obligations hereunder or enlarge, alter or change any obligation of any other Party or Total or due to any Party or Total. Any purported assignment, delegation or transfer not permitted by this Section 9.5 is null and void.

Section 9.6 No Third Party Beneficiaries. No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore by a person that is not a party to this Agreement.

Section 9.7 Notices. All notices, requests, claims, demands or other communications under this Agreement will be in writing and will be given or made (and will be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by email (followed by delivery of an original via overnight courier service) to the respective Parties or Total at the following addresses (or at such other address for a Party or Total, as applicable, as will be specified in a notice given to the other Parties and Total, as applicable, in accordance with this Section 9.7):

If to Parent, to:

SunPower Corporation

51 Rio Robles

San Jose, California 95134

USA

Attention: General Counsel

Email: LegalNoticeSunPower@sunpowercorp.com

with copies (which will not constitute notice) to:

Jones Day

250 Vesey Street

New York, New York 10281

USA

Attention: Randi C. Lesnick

Email: rclesnick@JonesDay.com

and

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

USA

Attention: Erin S. de la Mare

Email: esdelamare@JonesDay.com

If to SpinCo to:

Maxeon Solar Technologies, Pte. Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention: Jeff Waters, Chief Executive Officer

Email: Jeff.Waters@sunpower.com

If to Investor, to:

Tianjin Zhonghuan Semiconductor Co., Ltd

No. 12 East Haitai Road, Huayuan Industrial Park,

Hi-tech Industrial Zone, Tianjin, PR China

Attention: JIANG Yuan (Head of Investment Dept.); ZHAN Huimei (Head of Finance Dept.)

Email: jiangyuan@tjsemi.com; zhanhuimei@tjsemi.com

with copies (which will not constitute notice) to:

Weil, Gotshal & Manges LLP

3001-3003, Tower 2,

Jing An Kerry Centre 1539 Nan Jing Road(W),

Shanghai 200040, PR China

Attention: Charles Ching; Chris Welty

Email: charles.ching@weil.com; chris.welty@weil.com

If to Total, to:

Total Solar INTL

2 place Jean Millier-Arche Nord Coupole/Regnault

92078 Paris La Défense Cedex

France

Attention: Jean-Charles Arrago

Email: Jean-charles.arrago@total.com

with copies (which will not constitute notice) to:

Latham & Watkins LLP

45, rue Saint-Dominique

Paris, France 75007

Attention: Olivier du Mottay

        Ryan Maierson

Email: Olivier.duMottay@lw.com

  Ryan.Maierson@lw.com

A Party or Total, as applicable, may, by notice to the other Parties and Total, as applicable, change the address to which such notices are to be given

Section 9.8 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by an arbitrator or by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties (and Total, with respect to any Total Provision) will negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect, as closely as possible, the original intent of the Parties (and Total, with respect to any Total Provision).

Section 9.9 Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.10 Submission to Jurisdiction; Waivers. (a) Each Party and Total irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated by this Agreement, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by any Party or Total or its successors or permitted assigns (each such action or proceeding, a “Dispute”) shall be referred to and finally resolved by binding arbitration administered by the Singapore International Arbitration Centre in accordance with the Arbitration Rules of the Singapore International

Arbitration Centre (the “Administered Rules”) for the time being in force (which rules are deemed to be incorporated by reference in this Section 9.10), except as modified herein. (b) Any Dispute to be decided pursuant to this Section 9.10 will be decided by a tribunal of three arbitrators (the “Tribunal”). The Tribunal will be chosen as follows: (i) within 15 days from the date a written notice of arbitration is delivered to respondent(s), claimant(s), on the one hand regardless of number, and respondent(s), on the other hand regardless of number, will each nominate one arbitrator; and (ii) the two arbitrators nominated by the parties to the Dispute will thereafter, within 30 days from the date on which the second of the two arbitrators is appointed in accordance with the Administered Rules, nominate a third arbitrator who will act as chairperson of the Tribunal. In the event that any party to the Dispute fails to nominate an arbitrator within the time permitted by this Agreement, then that arbitrator will be appointed pursuant to the Administered Rules. In the event that the two arbitrators appointed in accordance with this Agreement fail to appoint the third arbitrator within the time permitted by this Agreement, then the third arbitrator will be appointed pursuant to the Administered Rules. (c) The arbitration will be conducted in English. (d) Any document that a Party or Total seeks to use that is not in English will be provided along with an English translation of its relevant parts. (e) The seat of arbitration will be Singapore. (f) The Parties and Total agree that they shall treat the existence of any Dispute and the arbitration proceedings as confidential, and the Tribunal shall have the power to enter appropriate orders of confidentiality enforcing the Parties’ and Total’s agreement that any Dispute and resulting arbitration shall be and remain confidential. This agreement regarding confidentiality, however, shall not restrict any Party’s or Total’s ability to pursue enforcement of any partial or final award by the Tribunal in a court having jurisdiction thereof, and it shall not restrict any Party’s or Total’s ability to make such disclosures that are required by Law.

Section 9.11 Enforcement. The Parties and Total agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, subject to Section 8.2(g), the Parties shall be entitled to pursue specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12 Parent Disclosure Schedule. The mere inclusion of an item in the relevant Parent Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission by a Party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to SpinCo or Parent, as applicable.

Section 9.13 Amendments; Waivers. No provisions of this Agreement may be waived, amended, supplemented or modified, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party or Total against whom it is sought to enforce such waiver, amendment, supplement or modification and provided that the condition set forth in Section 7.1(q) may not be waived, amended, supplemented or modified unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party and Total.

Section 9.14 Interpretation. In this Agreement (unless otherwise expressly provided therein), (a) words in the singular will be deemed to include the plural and vice versa and words of one gender will be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement; (c) Article, Section, Schedule and Exhibit references are to the Articles, Sections, Schedules and Exhibits to this Agreement unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including the Investment Transaction Agreements and the Separation Transaction Agreements) will be deemed to include the exhibits, schedules and annexes to such agreement; (e) references to “$” will mean U.S. dollars; (f) the word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified; (g) the word “or” will not be exclusive; (h) unless otherwise specified in a particular case, the word “days” refers to calendar days; (i) references to “written” or “in writing” include in electronic form; (i) “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (k) references herein to this Agreement or any other agreement contemplated herein will be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; (l) unless expressly stated to the contrary in this Agreement, all references to “the date hereof,” “the date of this Agreement” and words of similar import will all be references to November 8, 2019; (m) “intentional breach” means a breach that results from an action or inaction of a Party that such Party knows will or would reasonably be expected to result in a breach of this Agreement; and (n) from and after the Distribution, references to “SpinCo” will mean “Maxeon Solar Technologies, Ltd.”

Section 9.15 Mutual Drafting. This Agreement will be deemed to be the joint work product of the Parties and, with respect to the Total Provisions, Total, and any rule of construction that a document will be interpreted or construed against a drafter of such document will not be applicable.

Section 9.16 Language. This Agreement is made and executed in English and Chinese and both languages shall have equal force and effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the Parties and Total have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SUNPOWER CORPORATION

By:	/s/ Thomas H. Werner

Name: Thomas H. Werner
Title: Chief Executive Officer

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

By:	/s/ Jeff Waters

Name: Jeff Waters
Title: President

TOTAL SOLAR INTL SAS, solely for purposes of Sections 5.2, 6.1, 6.3, 6.4, 6.6, 6.8, 6.9(d), 6.10, 8.2(a) and Article IX

By:	/s/ Noémie Le Baut

Name: Noémie Le Baut
Title: Directeur Général

TIANJIN ZHONGHUAN SEMICONDUCTOR CO., LTD.

By:	/s/ Shen HaoPing

Name: Shen HaoPing
Title: General Manager, Chairman

[Signature Page to Investment Agreement]